                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549




                                   FORM 10-SB
                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS




        Under Section 12(b) or (g) of the Securities Exchange Act of 1934




                         AUSTIN FUNDING.COM CORPORATION
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                 (Name of Small Business Issuer in its charter)



                NEVADA                               Applied For
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   (State or other jurisdiction of                (I.R.S. Employer
   incorporation or organization)                 Identification No.)




                         823 Congress Avenue, Suite 515
                               Austin, Texas 78701
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                    (Address of principal executive offices)


                    Issuer's telephone number: (512) 481-8000
                    Issuer's Facsimile Number: (512) 481-8001



Securities to be registered under Section 12(b) of the Act:    NONE.

Securities to be registered under Section 12(g) of the Act:    COMMON STOCK.

                         AUSTIN FUNDING.COM CORPORATION

                                   FORM 10-SB
                                TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----
PART I............................................................................................................1
       Item 1.    DESCRIPTION OF BUSINESS.........................................................................1
       Item 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  PLAN OF OPERATIONS.............................................................................13
       Item 3.    DESCRIPTION OF PROPERTY........................................................................20
       Item 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                  OWNERS AND MANAGEMENT..........................................................................20
       Item 5.    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
                  AND CORPORATE PERSONS..........................................................................22
       Item 6.    EXECUTIVE COMPENSATION.........................................................................26
       Item 7.    CERTAIN RELATIONSHIPS AND RELATED
                  TRANSACTIONS...................................................................................30
       Item 8.    DESCRIPTION OF SECURITIES......................................................................31

PART II..........................................................................................................37
       Item 1.    MARKET PRICE OF AND DIVIDENDS ON THE
                  COMPANY'S COMMON EQUITY AND OTHER
                  SHAREHOLDER MATTERS............................................................................37
       Item 2.    LEGAL PROCEEDINGS..............................................................................38
       Item 3.    CHANGES IN AND DISAGREEMENTS WITH
                  ACCOUNTANTS....................................................................................39
       Item 4.    RECENT SALES OF UNREGISTERED SECURITIES........................................................39
       Item 5.    INDEMNIFICATION OF DIRECTORS AND OFFICERS......................................................40

PART F/S.........................................................................................................41

PART III.........................................................................................................41
       Item 1.    EXHIBITS.......................................................................................41

SIGNATURES.......................................................................................................44

FINANCIAL STATEMENTS............................................................................................F-1

EXHIBITS

                                     PART I

Item 1. DESCRIPTION OF BUSINESS.

FORWARD-LOOKING STATEMENTS

           This Registration Statement of Austin Funding.com Corporation includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Act"). These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include statements in which words such as "expect," "anticipate," "intend," "plan," "believe," "estimate," "consider" or similar expressions are used.

           Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Company's future results and stockholder values may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the Company's ability to control or predict. In addition, the Company does not have any intention or obligation to update forward-looking statements after the effectiveness of this Registration Statement even when new information, future events or other circumstances have made them incorrect or misleading. For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in
Section 21E of the Act.

BACKGROUND OF THE COMPANY

           Austin Funding.com Corporation is the parent company for Austin Funding Corporation ("AFC" or the "Subsidiary"). Unless otherwise specifically indicated herein, references herein to "the Company" include both the parent and the Subsidiary. The Company through its subsidiary is a licensed mortgage lender active in acquiring, holding and ultimately selling first liens secured by residential real estate (hereinafter, "Mortgages"). Mortgages are acquired individually at a discount from their ultimate secondary market pooled values. The Company operates exclusively on a wholesale basis through a network of approved correspondent brokers that bring loans to the Company for consideration. Using debt secured by the Mortgages in order to pool these loans, the Mortgages are sold directly to various private and institutional investors at a price greater than the Company's acquisition cost. Primarily, the Company receives income from sources in connection with its sub-prime mortgage lending activities. The Company charges certain non-refundable mortgage application fees to potential borrowers and upon closing a loan, receives additional fees payable by the borrower or investor which fees are based upon a percentage of the loan and/or the interest rates charged.

           The Subsidiary of the Company, AFC, is a Texas corporation, which has been in the mortgage business since its incorporation in 1997. In an effort to reorganize AFC into a holding company form of ownership, the Company was organized and recently acquired AFC. Prior to acquiring AFC, the Company was a wholly-owned subsidiary of Innovation International, Inc. ("Innovation International"), a Delaware corporation. On June 7, 1999, as a result of a declared stock distribution by Innovation International (the "spin off"), the Company became separate from and no longer a subsidiary of Innovation International. The Company entered into an agreement with the shareholders of AFC, pursuant to which AFC became a wholly-owned subsidiary of the Company and the AFC shareholders became Company shareholders.

           The Company's executive offices are located at 823 Congress Avenue, Suite 515, Austin, Texas 78701, and its telephone number is (512) 481-8000.

TRADITIONAL UNITED STATES MORTGAGE MARKET

           The Mortgage Bankers Association estimates the United States mortgage market to total over $4.3 trillion in terms of loans outstanding and projects mortgage originations to be $1.2 trillion in 1999.

           The mortgage industry is divided broadly into four major segments today:

           - mortgage origination -- sourcing, verification and documentation of mortgage loans, typically done by mortgage brokers and single-source lenders;

           - mortgage funding -- underwriting, funding and selling closed loans to mortgage loan purchasers;

           - securitization -- aggregating loans for sale into the secondary market; and

           - servicing -- ongoing billing, collection and foreclosure/collateral management.

           Over the past two decades, the mortgage industry has evolved dramatically. Until the late 1970's, the mortgage market was primarily a captive banking market where retail banks and savings and loan institutions originated loans through their branches, underwrote and closed loans internally, funded loans from their own customer deposits and then serviced the loans themselves. This internal chain of production was broken by the emergence of the pure mortgage bank that could buy mortgages from mortgage brokers and sell to government sponsored mortgage investors, such as FNMA and FHLMC and the development of a large, liquid secondary funding and trading market for mortgage debt. This efficient new market for mortgage funding made it viable for the first time to uncouple from the large retail banks both the front-end functions of mortgage origination and mortgage funding and the back-end function of servicing.

           A significant transformation of the mortgage origination, banking and servicing businesses into specialized functions conducted primarily by independent companies has also occurred during the last two decades. This transformation has created both a large, concentrated and efficient secondary mortgage market and a large, fragmented and inefficient mortgage origination and banking market. There are over 20,000 mortgage brokerage operations in the United States, according to the National Association of Mortgage Brokers.

CURRENT MARKET ENVIRONMENT

           Financing plays an integral part in real estate sales and is generally handled in one of three ways. One way is conventional financing where the borrower obtains a loan from a financial institution, such as a bank, savings and loan or mortgage company. Conventional lending's stringent criteria create loans which conform to FNMA guidelines. The primary focus of this type of lending is the creation of loans that may be readily sold to FNMA. The second possibility is when the seller provides financing on the sale of a property. This seller financed method is a financial agreement between the buyer and the seller whereby the parties agree to the sale of the real estate predicated on the seller "taking back" a real estate secured note as part of the purchase price. The third method of real estate financing is non-conforming, or "sub-prime" mortgage lending. Sub-prime lending takes a more common sense approach to underwriting and makes allowances for unusual circumstances that do not conform to FNMA underwriting criteria.

           In recent years, the sub-prime lending market has grown as the institutional appetite for high yielding asset backed investments has increased. These non-conforming mortgages have commanded a greater presence in the market. The amount and types of alternative loan products in the future will depend largely upon several factors. These include interest rates, allowable lending criteria, regional market conditions and money available at any given time in the conventional financing marketplace. Generally, as interest rates rise, alternative financing becomes more prevalent because fewer buyers meet the debt ratios required by conventional lenders. Even with low interest rates, conventional lending criteria often eliminate potential borrowers with unusual circumstances (self employed, recently moved, career change, etc.). According to industry reports, it is estimated that over $1 trillion of sub-prime loans were originated in 1998.

BUSINESS STRATEGY

           The Company has developed a specific strategy for the future. The strategy addresses several key needs.

           o Management believes that by assuming a role as educator in the marketplace, the Company will generate extensive credibility as well as assist its broker network in generating new business. This will be accomplished by presenting seminars to real estate professionals on deal structuring and effective use of sub-prime mortgage products in the marketplace. Joe Shaffer and Glenn LaPointe of the Company have conducted seminars for mortgage brokers across Texas in the past and intend to build on those previous successes to expand the Company's correspondent broker base.

           o The Company will aggressively seek out and recruit those individuals who demonstrate capability in sourcing and closing loan purchases. The Company will emphasize quality over quantity, only dealing with successful correspondents. One of the most difficult tasks facing management is that of determining which sources of product (loans) are profitable and which are not. A cost/benefit analysis will be performed and those brokers or sources of transactions that are not profitable will be eliminated. In other words, management intends to occasionally "fire" customers that are not viable.

           Those brokers with a demonstrated ability to package and provide quality product will be frequently contacted and encouraged to do business with the Company.

           In order to have greater control over loan packaging and still maintain adequate production, the Company intends to market to quasi-retail sources of loans, such as realtors, title companies and real estate professionals other than mortgage brokers.

MARKETING

           The sub-prime mortgage market place is structured as an imitation of the conforming market place with regard to marketing techniques. The traditional approach of sending representatives with no underwriting experience or decision making authority into mortgage brokers' offices can create an environment of mistrust and resentment. The Company's approach is to have in-house marketing representatives with complete underwriting knowledge and discretionary authority over pricing and purchase transactions. This should give mortgage brokers and their clients a dependable, responsive resource for which they will ultimately be willing to pay higher fees and interest rates.

           The Company's marketing efforts are currently focused on existing mortgage brokers. These brokers are contacted and encouraged to do business with the Company in several ways. Faxes promoting the Company's loan programs are sent weekly to the Company's database of over 8,000 mortgage brokers nationwide. In addition, the Company has sponsored a number of local seminars on home equity lending, participated in various tradeshows, and been active in several industry organizations to help create a market presence.

           In addition, the Company has produced a number of regional seminars specifically educating brokers on the use of the Company's loan products. These seminars are free to the broker and held in exclusive private clubs in various cities. These have historically brought a large attendance as well as attention to the Company.

           Starting in the third quarter of 1999, a similar campaign will be conducted with realtors. The plan was to have them encourage their mortgage brokers to send loans to the Company or to submit the clients directly to the Company.

           Because of events in the asset backed markets in the last quarter of 1998, the types of loan products available in the marketplace have become restricted. Many brokers developed their businesses over the past several years by "bottom feeding" as lower and lower quality products became available. Because of quality concerns surrounding these lower quality mortgage products, management is developing avenues to bypass brokers and package files directly, thus ensuring the quality and contents of loan files.

         For the fiscal year ended March 31, 1999, the Company expended approximately $33,000 for sales and marketing activities. In 1999 the Company is seeking to expand its marketing activities to consistently include nationwide advertising of its sub-prime effort, and expects to invest more than $80,000 in marketing and advertising costs.

           The Company will focus heavily on providing education as a means to achieve further market penetration. The Company believes quality of service is a priority over growth if the Company is to remain a viable enterprise in the long run. The Company may consider creating strategic alliances with larger competitors/investors with which the Company may "piggy-back" warehousing, bulk sales and securitizations.

           The Company also may pursue the securitization of the mortgages it purchases and broker/dealers to sell the Company's securities offerings. This will allow the Company to control its future to a greater degree than some of its competition.

PRICING

           The Company originates or purchases individual loans at a desired yield range of approximately 11.5% or more, then sells them to various investors in pools of $1 million or more at a lower yield (for instance 9.5%) resulting in a yield spread premium being paid by the investor. Historically, the market has paid a 5-10% differential between the sales price of loans the Company has pooled versus the acquisition price of individual loans acquired by the Company. This spread is expected to provide the primary source of profits for the Company. There will likely be changes in the Company's cost of funds as various factors affect interest rates. The Company will adjust its desired yield range in order to maintain profitability and competitiveness over time.

           The Company invests in loans at prices less than their pooled secondary market value. The acquisition price varies in any given transaction depending upon the loan's characteristics and the Company's yield requirements at the time of purchase. Yield requirements are established in light of capital costs, market conditions, the characteristics of particular classes or types of loans and the risk of default by the payor on any given loan. The risk of default can be affected by changes in general or local economic conditions, neighborhood values, the value of the specific real estate collateral and by changes in zoning, land use, and environmental laws.

           The Company establishes the yield requirements for its loans by assuming that all payments on the Mortgages will be paid as scheduled. However, to the extent that payments are received earlier than anticipated by the Company, the Company may be responsible for partial or full repayment of any premium received from the investor, thereby reducing profits.

           The second method of generating revenues for the Company is to sell loans into a securitization conduit and receive income in the form of the interest arbitrage between the loan coupon and the conduit's cost of funds. While this approach generates substantially greater profits, the Company receives these profits over time as the loans perform. This creates a greater potential for recourse and a restriction of immediate cash flow. Diligent underwriting and the more than doubled profit potential would offset these risks.

         The following table consolidates the approximate loan production and fee income for the Company during the periods indicated.

                                          Fiscal Years Ended March 31,
                                         1999                      1998
                                      -----------               -----------
Total dollars funded                  $18,384,816               $12,653,414

Number of Loans                               296                       234

Gross fee revenue                     $20,548,383               $10,345,625

LOAN PROCESSING AND UNDERWRITING

           The Company's loan application and approval process generally is conducted over the telephone with applications usually received from mortgage bankers, mortgage brokers and consumers at the Company's centralized processing facility in Austin, Texas. After receiving an application, the information is entered into the Company's system and processing begins. The information provided in loan applications is first verified by, among other things, the following:

           - written confirmations of the applicant's income and, if necessary, bank deposits

           - a formal credit bureau report on the applicant from a credit reporting agency

           -          a title report

           -          a real estate appraisal, if necessary

           -          evidence of flood insurance, if necessary

           Loan applications are then reviewed to determine whether or not they satisfy the Company's underwriting criteria, including loan-to-value ratios, occupancy status, borrower income qualifications, employment stability, purchaser requirements and necessary insurance and property appraisal requirements.

           The Company has developed its credit index profile ("CIP") as a statistical credit based tool to predict likely future performance of a borrower. A significant component of the CIP system is the credit evaluation score methodology developed by Fair Isaacs Company ("FICO"), a consulting firm specializing in creating default predictive models using a number of variable components. A FICO score is calculated by a system of scorecards. FICO uses actual credit data on millions of consumers, and applies complex mathematical methods to perform extensive research into credit patterns that attempt to forecast consumer credit performance. The principal components of the FICO predictive model include a consumer's credit payment history, outstanding debt, availability and pursuit of new credit and types of credit in use. Through this scorecard process, FICO identifies distinctive credit patterns, which correspond to a likelihood that consumers will make their future loan payments. The score is based on all the credit-related data in the credit report. The other major components of the CIP include debt-to-income analysis, employment stability, self employment criteria, residence stability and whether the applicants use the premises as their primary residence. By using both scoring models together, all applicants are considered on the basis of their ability to repay the loan obligation while allowing the Company to price the loan based on the extent of the evaluated risk.

           The Company's underwriters review the applicant's credit history, based on the information contained in the application and reports available from credit reporting bureaus and the Company's CIP score, to determine whether the applicant meets the Company's underwriting guidelines. Based on the underwriter's approval authority level, certain exceptions to the guidelines may be made when there are compensating factors subject to approval from a more senior designated authority. The underwriter's decision is communicated to the broker, banker or consumer depending on the source of the loan and, if approved, the proposed loan terms are explained.

FUNDING SOURCES

           The Company needs substantial cash flow to facilitate the funding and closing of the originated and purchased loans. These funds are provided on a short-term basis by financial institutions that specialize in providing lines of credit known as warehouse lines.

           The amount of the warehouse line provided by a lender is based on the Company's net worth. Typically, the warehouse lender applies a leverage factor of fifteen to twenty. As of the date of this filing, the Company has several warehouse agreements in place which provide warehouse lines with funding capabilities in the aggregate of $8 million. The warehouse agreements have various financial and operational covenants with which the company must comply. In addition, the warehouse agreements are personally guaranteed by one or more of the existing stockholders. The Company submits the mortgage loan to the warehouse bank for funding along with the investor commitment to purchase the loan. The warehouse bank receives a per loan fee from the Company plus interest at two percent over the financial institution's prime rate on the unpaid principal balance of the loan for the time the loan is in the warehouse.

           In the future, the Company will seek to eliminate the personal guarantees of certain stockholders of the Company from the warehouse agreements. In accordance with industry practice, the warehouse lines are renewable by the lenders annually.

LOAN SALES

           The Company originates and purchases all of its mortgage loans with the intent to sell the mortgage loans, without retaining any interest therein, and the related servicing rights into the secondary market. The mortgage loans are sold without recourse primarily to institutional investors, national banks and mortgage lenders. As part of the sale, the Company provides representations and warranties which are customary to the industry and cover such things as compliance with program standards, laws and regulations as well as the accuracy of the information. In the event of a breach of these representations and warranties, the Company may be required to repurchase these mortgage loans and/or may be liable for certain damages. Normally, any repurchased mortgage loan can be corrected and resold back to the original investor. Since 1997 when the Company began its business, the Company has had to repurchase only two mortgage loans.

           The Company holds the originated or purchased mortgage loan for sale from the time that the mortgage loan application is submitted by the borrower until the time the mortgage loan is sold to an investor. During that time, the interest rate on the mortgage loan might be higher or lower than the market rate at which price the Company can sell the mortgage loan to an investor. Therefore, a market gain or loss results on the mortgage loan.

COMPETITION

           The Company faces intense competition in the business of sub-prime mortgage loans. The Company's competitors in the industry include consumer finance companies, mortgage banking companies, savings banks, commercial banks, credit unions, thrift institutions, credit card issuers, insurance companies, FHLMC and other entities engaged in mortgage lending. The largest direct competitors are mortgage banking entities specifically formed to engage in sub-prime lending. Many of these competitors are substantially larger and have considerably greater financial, technical and marketing resources than the Company. In addition, many financial services organizations that are much larger than the Company have formed national loan origination networks or purchased home equity lenders. While competition is a factor, these larger entities also create public awareness and acceptance of these loan products. Competition among industry participants can take many forms, including convenience in obtaining a loan, customer service, marketing and distribution channels, amount and term of the loan, loan origination fees and interest rates. To the extent any of these competitors significantly expand their activities in the Company's market, the business of the Company could be materially adversely affected. Fluctuations in interest rates and general economic conditions may also affect the Company and its competition. During periods of rising rates, competitors that have locked in lower rates to potential borrowers may have a competitive advantage.

           Starting in late 1998, several of the Company's competitors either became bankrupt or withdrew from the market due to a collapse in liquidity in asset backed markets. A number of these companies were engaging in loan practices which paid little regard to the likelihood of collateral recovery, in the event of default, and even to the likelihood of loan repayment by borrowers. In addition, many companies were using gain on sale accounting techniques which booked long term interest gains which were never achieved in most cases. The Company does not engage in either of these practices.

SEASONALITY

           The mortgage loan origination business is generally subject to seasonal trends. These trends reflect the general pattern of sale and resale of homes. Loan origination typically peaks during the spring and summer seasons, and declines to lower levels from mid-November through January. The mortgage servicing business is generally not subject to seasonal trends.

REGULATION

           The Company's operations are subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations. The Company's consumer lending activities are subject to the Federal Truth-in-Lending Act and Regulation Z (including the Home Ownership and Equity Protection Act of 1994), the Federal Equal Credit Opportunity Act, as amended, and Regulation B, the Fair Credit Reporting Act of 1970, as amended, the Federal Real Estate Settlement Procedures Act and Regulation X, the Home Mortgage Disclosure Act, the Federal Debt Collection Practices Act and the National Housing Act of 1934, as well as other federal and state statutes and regulations affecting the Company's activities.

           The Company is also subject to the rules and regulations of, and examinations by, state and federal regulatory authorities with respect to originating and processing loans. These rules and regulations, among other things, impose licensing obligations on the Company, establish eligibility criteria for mortgage loans, prohibit discrimination, govern inspections and appraisals of properties and credit reports on loan applicants, regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances and payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, fees and mortgage loan amounts. Failure to comply with these requirements can lead to loss of approved status, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement action.

           In Spring 1999, the Texas Legislature approved Senate Bill 1074 which provides for licensing of residential mortgage brokers. The Texas Savings and Loan Department will be the licensing and regulatory agency. A mortgage broker or a mortgage broker's loan officer must meet continuing education requirements in order to maintain that license. The law takes effect on September 1, 1999, but an individual brokering mortgage loans is not required to be licensed until January 1, 2000. Mortgage bankers and their employees are exempt from this mortgage broker licensing legislation. A mortgage banker is defined as any individual or entity who is a HUD approved mortgagee with direct endorsement underwriting authority or an approved seller or servicer for either FNMA or FHLMC or an approved issuer for GNMA. The Company has applied for FNMA approval and management believes that it will be approved. If the Company's application to FNMA is approved, the Company will be exempt from any licensing requirements under the new law. If the Company does not receive FNMA approval, it will be subject to the licensing requirements of Senate Bill 1074 and will need to make the necessary filings.

           There can be no assurance that the Company will maintain compliance with these requirements in the future or receive the necessary FNMA or State of Texas approvals without additional expenses, or that more restrictive local, state or federal laws, rules and regulations will not be adopted or that existing laws and regulations will not be interpreted in a more restrictive manner, which would make compliance more difficult and more expensive for the Company.

EMPLOYEES

           At June 30, 1999, the Company employed approximately 13 persons, substantially all of whom were full-time employees. All of these are employed at the Company's Austin, Texas headquarters. None of the Company's employees are represented by a union. The Company considers it relations with its employees to be good.

RISK FACTORS RELATING TO THE BUSINESS OF THE COMPANY

           The following factors, in addition to the other information discussed elsewhere in this Registration, should be considered by investors before deciding whether to purchase the Company's securities.

           1. Limited Operating History. The Company was originally organized in April 1997 and has limited operating history. The Company is, in essence, a relatively new venture and no assurance can be given that the Company will be successful. Accordingly, the Company's limited operating history prohibits an effective evaluation of the potential success of the Company. The Company's viability and continued operations are dependent upon future profitability, its ability to generate cash flow from uncertainties related to the mortgage industry, and other business opportunities. The Company's operations are subject to all of the risks inherent in the establishment of a young business enterprise. The likelihood of success for the Company must be considered in light of the problems, expenses, complications and delays frequently encountered in connection with the development of a new business and the competitive environment in which the Company operates. There can be no assurance that the Company will be able to operate profitably in the future. Its financial objectives must therefore be considered very speculative.

           2. Need for Additional Financing. The Company may require additional working capital or other funds at a later date for the expansion of its operations. There is no assurance that the Company will be successful in obtaining additional financing or that such financing will be available upon acceptable terms to the Company.

           3. Conflicts of Interest. The Company's Directors and Officers, are or may become, in their individual capacities, officers, directors, controlling shareholders and/or partners of other entities engaged in a variety of businesses. Thus, there exists potential conflicts of interest including, among other things, time, effort and corporate opportunity, involved in participation with other business entities. See "Certain Relationships and Related Transactions."

           4. Interest Rate Risks. Prevailing market interest rates, which have an impact on borrower decisions to obtain new loans or to refinance existing loans, affect the Company's ability to originate mortgage loans. When interest rates decrease, the economic advantages of refinancing mortgage loans increase. However, when interest rates decrease, increases in the rate of prepayments of mortgage loans may reduce the period during which the Company earns servicing income from loan servicing activities. The Company believes that these effects should be offset by increased loan origination and a related increase in the size of the Company's servicing portfolio. Furthermore, as a result of the Company's strategy of maintaining continuing customer relationships, the Company historically has been able to recapture a substantial amount of refinanced loans and home purchase mortgages from prior customers. No assurance can be given that the Company will be able to recapture such loans in the future.

           5. Reliance Upon Officers and Consultants. The ability of the Company to operate successfully depends to a substantial degree upon its management and consultants. The assembly of a strong management team is critical to the success of the business.

           6. Keyman Insurance. While the Company has obtained keyman insurance on its Chief Executive Officer in the sum of $1,000,000, the insurance may not be enough in the event of the loss of such officer. The loss of the Chief Executive Officer would have an adverse affect on the Company.

           7. Competition. The Company may face direct competition from other mortgage companies in the area and it is possible that additional competitors will enter the same markets as the Company's. The competitors may offer lower interest rates than the rates the Company offers, and in some instances, may have products superior to those of the Company. There can be no assurance that the Company will be able to compete successfully with present or future competitors. See "Competition."

           8. Risks Associated With Representations and Warranties Made by the Company. When a mortgage loan originator (retail or wholesale) sells a mortgage loan to its investors, it makes certain representations and warranties as to the compliance by the originator with applicable underwriting guidelines. A loan originator or the purchaser of loan servicing rights generally becomes obligated to the investor with respect to the accuracy of those representations and warranties, and if those representations and warranties are incorrect, the investor may require the servicer or the lender who originated the loan to repurchase the mortgage loan. Consequently, any loss resulting from a material inaccuracy in the representations and warranties would fall on the servicer or the Company as the originating seller/servicer of the loan. The Company will attempt to limit its exposure to repurchase risks through (i) quality control requirements imposed on its origination staff, both internally and through third party quality control experts, and (ii) by negotiating appropriate representations and warranties and indemnification from entities from which it acquires mortgage loans. In addition, with respect to mortgage loans originated by it, the Company will be required in the ordinary course of business, to make representations and warranties to the purchasers of servicing rights, and investors and insurers of such loans. Losses resulting from a material inaccuracy in those representations and warranties would fall on the Company. From time to time, the Company could be obligated to repurchase loans as a result of breach of such representations and warranties. A breach or breaches of representations and warranties could have a material adverse affect upon the financial condition of the Company.

           9. Control by the Management. The officers and directors of the Company currently own approximately 88% of the outstanding Common Stock of the Company. Accordingly, the Board and the officers of the Company will exercise control over the Company, including control over the election of directors and the appointment of officers of the Company.

           10. Dependence on Wholesale Brokers. The Company may depend on independent mortgage brokers, and to a lesser extent, on correspondent lenders, for the origination and purchase of its mortgage loans. These independent mortgage brokers deal with multiple lenders for each prospective borrower. The Company competes with these lenders for the independent brokers' business on the basis of price, service, loan fees, costs and other factors. The Company's competitors also seek to establish relationships with such brokers, who are not obligated by contract or otherwise to do business with the Company.

           11. Real Estate Market Conditions. The Company's business may be adversely affected by periods of economic slowdown or recession, which may be accompanied by declining property values. Any material decline in property values reduces the ability of borrowers to use equity in the property to support any borrowings and increases the loan-to-value ratios of mortgage loans previously made, thereby weakening collateral coverage and increasing the possibility of a loss in the event of default.

           12. No Prior Public Market for Securities; Possible Volatility of Securities Prices. Prior to this Registration, there has been no public market for the Company's securities. Although the Company intends that its securities will be quoted on the OTC Bulletin Board ("OTCBB") there can be no assurance that the Company's securities will be designated for quotation on OTCBB or, if so designated, that the Company will be able to maintain such designation. There also can be no assurance that an active trading market will develop after this designation, or that, if developed, it will be sustained. Recent history relating to the market prices of newly public companies indicates that there may be significant volatility in the market for such securities because of factors unrelated, as well as related, to such company's operating performance.

           13. Year 2000 Compliance. The Company does not anticipate any problems with Year 2000 Compliance. The Company, however, has been in contact with its accountant, bankers and loan purchasers and has been assured that all are in Year 2000 Compliance. However, if these entities are not in compliance, the Company may experience limited business interruptions. Should noncompliance be an issue, the Company may need to change its accountant, banking relationship, title companies or transfer agent.

REPORTS TO SECURITY HOLDERS

           The Company intends to provide all of its shareholders with an annual report of the Company's operations, including audited financial statements, for the fiscal year ended March 31, 1999.

           The public may read and copy any materials that the Company has on file with the Securities and Exchange Commission ("SEC") at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC's Internet site address is http://www.sec.gov.

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATIONS.

           The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and the other financial information appearing elsewhere in this filing. In addition to historical information, the following discussion and other parts of this filing contain forward-looking information that involves risks and uncertainties. The Company's actual results could differ materially from those anticipated by such forward-looking information due to competitive factors, risks associated with the Company's expansion plans and other factors discussed herein.

FINANCIAL CONDITION

           June 30, 1999 Compared to March 31, 1999. Total assets increased by $2.7 million or 110% from March 31, 1999 to June 30, 1999. This increase is accounted for by two main factors. Loan production increased during this period resulting in increased inventory of loans of $2.0 million. Additionally, $1.2 million of cash and other assets were contributed to the Company in exchange for common stock.

           March 31, 1999 Compared to March 31, 1998. The Company's total assets at March 31, 1999 were $2.5 million, a decrease of $610,000, or 20%, as compared to March 31, 1998. This decrease was primarily the result of a decrease of $1.0 million in accounts receivable and inventory due to decreases in loan production netted with a $485,000 contributed investment in a limited partnership exchange for preferred stock.

           Retained earnings decreased by $215,000 from $137,000 at March 31, 1998 to a loss of $78,000 at March 31, 1999. The decrease was due primarily to a net loss for the year caused by reduced loan production with tighter spreads.

RESULTS OF OPERATIONS

           Comparison of Operating Results for the Three Months Ended June 30, 1999 and June 30, 1998. Sales decreased from $5.9 million for the three months ended June 30, 1998 to $3.9 million for the three months ended June 30, 1999. This percentage decrease of approximately 34% is the result of a decline in loan originations causing a reduction in loan sales for the three month period.

           Additionally, gross profit as a percentage of cost of goods sold declined from 6.48% for the three months ended June 30, 1998 to 4.49% for the three months ended June 30, 1999. This decrease is the result of a decline in spreads in the marketplace.

           Selling and administrative expense remained relatively flat for the two periods. Salaries and wages had the largest change, declining from $207,000 for the three months ended June 30, 1998 to $141,000 for the three months ended June 30, 1999. The decline was the result of decreased loan production and overall profitability of the Company.

           As a result of the foregoing, net income decreased from $34,000 for the three months ended June 30, 1998 to a loss of $166,000 for the three months ended June 30, 1999.

           Comparison of Operating Results for Fiscal Years Ended March 31, 1999 and March 31, 1998. Sales increased from $10.3 million for the year ended March 31, 1998 to $20.5 million for the year ended March 31, 1999. This percentage increase of approximately 99% is primarily the result of an increase in loans acquired coupled with the recognition that the year ended March 31, 1998 was the first year of operation of the Company.

           Selling and administrative expenses increased from $465,000 for the year ended March 31, 1998 to $1.4 million for the year ended March 31, 1999. The across the board increase in selling and administrative expenses between years is, again, reflective of the fact that March 31, 1998 was the first year of operation of the Company.

           As loan production increased, additional employees were hired and correspondingly, other selling and administrative expenses increased.

           Net income decreased from $137,000 for the year ended March 31, 1998 to a loss of $195,000 for the year ended March 31, 1999.

LIQUIDITY AND CAPITAL RESOURCES

           Cash flow from operating activities decreased from cash flow generation of $115,000 for the year ended March 31, 1998 to cash flow used of $111,000 for the year ended March 31, 1999.

           Capital expenditures for the year ended March 31, 1999 were approximately $29,000 principally in computer technology and to a lesser extent for the expansion of sales organization facilities. The Company believes it will continue to make investments in computer technology in the near future to upgrade and maintain its product and service offerings. The Company believes that such investments could aggregate $50,000 to $100,000 over the next two years, but has no specific plans at present for such expenditures.

           The Company may consider acquisitions of other mortgage businesses as part of implementing its strategies. There are no specific plans at present for such expenditures.

           Cash flow requirements depend on the level and timing of the Company's activities in loan originations in relation to the timing of the sale of such loans. In addition, the Company requires cash flow for the payment of operating expenses, interest expense and capital expenditures. Currently, the Company's primary sources of funding are borrowings under warehouse lines of credit, proceeds from the sale of loans in the secondary market and internally generated funds.

           Historically, the Company has funded its growth, in large part, from its access to lines of credit and its operating activities. The Company has been additionally capitalized by the stockholders of AFC purchasing securities of AFC. See "Certain Relationships and Related Transactions." There can be no assurance that the Company will be able to employ the additional capital and credit resources to fund transactions which result in a profit to the Company. The success of the Company's mortgage origination business is dependent upon the availability of mortgage funding at reasonable rates. Although there has been no limitation on the availability of mortgage funding in the last few years, there can be no assurance that mortgages at attractive rates will continue to be available.

           The long-term plans of the Company also are to engage in the business of servicing mortgage loans. In order to engage in this business, the Company will be required to retain the servicing rights on the loans which it originates. Such retention will result in a reduction in the revenue available to the Company upon the sale of such mortgage loans. In such event, the Company will be required to employ capital to finance the retention of servicing rights. Such capital principally would be expended to pay the costs associated with loan origination, such as loan officer compensation and related overhead expenses. However, the retention of servicing rights also creates an asset on the Company's balance sheet.

           The Company will be required to obtain additional capital to achieve its long-term objectives. The Company has no commitments to obtain such capital and there can be no assurance that such capital will be available to the Company in the future or, if available, will be on terms acceptable to the Company.

           The Company's existing capital and its credit facilities, as well as cash flow expected to be generated from operations, are expected to satisfy the Company's cash requirements for at least the next 12 months, and principally will be applied to originate loans. However, management believes that the Company will require additional credit over the next three years in order to expand its loan origination capabilities and expand its loan servicing business. The Company is presently in discussions with various lenders for additional lines of credit. If such additional credit is not available to the Company, the Company could be required to reduce the scope of its operations, which could adversely affect the Company's results of operation.

           The Company ended its fiscal year at March 31, 1999 with $4,000 in cash and cash equivalents, compared to $115,000 for fiscal year ended March 31, 1998. The Company has generated cash (to cover its operating losses) through the sale of its common stock.

DISCLOSURE ABOUT MARKET RISK

           The Company's business will be adversely affected by periods of economic slowdown or recession which may be accompanied by decreased demand for consumer credit and declining real estate values. Any material decline in real estate values results in increased loan-to-value ratios thereby weakening collateral coverage and increasing the possibility of a loss in the event of default. To the extent that prospective borrowers do not meet the Company's underwriting criteria, the volume of loans originated by the Company could decline. A decline in loan origination volumes could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. Changes in the level of consumer confidence, real estate values, prevailing interest rates and investment returns expected by the financial community could make mortgage loans of the types originated by the Company less attractive to borrowers or investors because, among other things, the actual rates of delinquencies and foreclosures on such loans could be higher under adverse economic conditions than those currently experienced in the mortgage lending industry in general.

           In addition, the Company could experience losses on its inventory of loans due to changes in economic or financial conditions, including changes in interest rates, that may be beyond the Company's control.

           Interest rate movements may significantly impact the Company's volume of closed loans. As such, interest rate movements represent a major component of market risk to the Company. In a higher interest rate environment, consumer demand for mortgage loans, particularly refinancing of existing mortgages, declines. Interest rate movements affect the interest income earned on loans held for sale, interest expense on the warehouse lines payable, the value of mortgage loans held for sale and ultimately the gain on sale of mortgage loans. In addition, in an increasing interest rate environment, the Company's mortgage loan brokerage volume is adversely affected.

           The Company currently does not engage in any hedging activities. Therefore, a rise in interest rates may adversely affect the earnings of the Company.

           The Company currently does not maintain a trading portfolio. As a result, the Company is not exposed to market risk as it relates to trading activities. The majority of the Company's portfolio is held for sale which requires the Company to perform market valuations of its pipeline, its mortgage portfolio held for sale and related forward sale commitments in order to properly record the portfolio and the pipeline at the lower of cost or market. Therefore, the Company monitors the interest rates of its loan portfolio as compared to prevailing interest rates in the market.

           The Company typically does not pre-sell the mortgages it originates when the Company establishes the borrower's interest rate and therefore has interest rate exposure on such loans. The Company's future operating results are more sensitive to interest rate movements than a mortgage lender who pre-sells the mortgage loans it originates.

INDUSTRY TRENDS

           The growth in volume that the mortgage industry has seen over the past few years has resulted from a general downward trend in interest rates. The Company believes that mortgage volume may tend to decrease on a relative basis in higher interest environments, but higher interest rates generally result in smaller mortgage companies leaving the market resulting in potentially larger market shares for continuing mortgage bankers. The Company believes that it will be able to realize the opportunities in such an environment, but there can be no assurance that it will be able to do so.

           The Company also believes that the industry will continue to offer broader and more diversified product offerings and that technology will play an increasing part in real estate transactions, including expanded use of Internet capabilities. The Company has begun preliminary work to make the necessary investments in these technologies. The Company may need to raise additional capital to complete these necessary investments in technology.

           Although the Company is expanding its business on a national basis, the Company's business base is concentrated principally in the State of Texas and to a lesser degree in the States of California and Colorado. As a result, the Company's business may be subject to the effects of economic conditions and real estate markets specific to such locales.

INFLATION AND SEASONALITY

           The Company believes the effect on inflation, other than its potential effect on market interest rates, has been insignificant. Seasonal fluctuations in mortgage originations generally do not have a material effect on the financial condition or results of operations of the Company.

ACCOUNTING DEVELOPMENTS

           In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 125"). SFAS No. 125, among other things, provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. SFAS No. 125 requires that after a transfer of financial assets, an entity recognize the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS No. 125 also requires that liabilities and derivatives incurred or obtained by transferors as part of a transfer of financial assets be initially measured at fair value. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996 and is to be applied prospectively. The Company expects that the impact of SFAS No. 125 on the results of operations, financial condition, or liquidity will be immaterial.

           On June 15, 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company is in the process of evaluating the impact of SFAS No. 133 on its financial statements.

           In October 1998, the FASB issued SFAS No. 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise. SFAS No. 134 amends SFAS No. 65, Accounting for Certain Mortgage Backed Securities, to require that after an entity that is engaged in mortgage banking activities has securitized mortgage loans that are held for sale, it must classify the resulting retained mortgage-backed securities or other retained interests based on its ability and intent to sell or hold those investments. This statement is effective for the first fiscal quarter beginning after December 15,

1998, with earlier application encouraged. At this time, the Company does not anticipate any impact from the adoption of this standard.

           The American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company is in the process of evaluating the impact of SOP No. 98-1 on its financial statements.

YEAR 2000

           As with all financial related businesses, the Company's operations depend almost entirely on computer systems. Many currently installed computer systems and software products only accept two digits to identify the year in any date. Thus, the year 2000 will appear as "00", which the system might consider to be the year 1900 rather than the year 2000. This could result in system failures, delays or miscalculations. Computer systems and software that have not been developed or enhanced recently may need to be upgraded or replaced to comply with Year 2000 requirements.

           The Company believes that each of its software systems on a stand-alone basis is currently Year 2000 compliant. Testing of the Company's software for compliance has been completed and was found to be Year 2000 compliant. The Company also uses multiple software systems and products developed by third party vendors, including systems and products used in operations and finance, and systems that operate the office of the Company. The Company is currently in the process of requesting compliance certificates from these vendors to certify their Year 2000 readiness. The Company has received compliance certificates from substantially all of these vendors and expects to receive the balance of these certificates by September 30, 1999.

           The operations of many of the Company's customers, investors and suppliers may be affected by Year 2000 complications. The failure of the Company's customers, investors or suppliers to ensure that their systems are Year 2000 compliant could have an adverse effect on the Company's customers, investors and suppliers, resulting in decreased Internet usage or the Company's inability to obtain necessary data communication and telecommunication capacity, which in turn could have an adverse effect on the Company's business, results of operations and financial condition.

           The potential worst case scenario includes:

           - slowdown in the communications for some applications due to a general failure of the Internet;

           - corruption of data in the Company's internal information systems;

           - delays in the Company's processing capabilities that depend on third-party systems;

           -          financial losses associated with delays in closing loans;
                      and

           - failure of infrastructure services provided by third parties, including public utilities and Internet service providers.

           The Company has not incurred significant costs to date complying with Year 2000 requirements and does not believe that it will incur significant costs for such purposes in the foreseeable future. Because the Company's loan business is highly diversified with regard to individual borrowers and types of business and its primary market area is not significantly dependent on one employer or industry, the Company does not expect any significant or prolonged difficulties that could affect net earning or cash flow. However, if the Company discovers any Year 2000 errors or defects in the Company's internal systems, it could incur substantial costs in making repairs. The resulting disruption of the Company's operations could seriously damage the Company's business.

Item 3. DESCRIPTION OF PROPERTY.

           All of the operations of the Company are conducted from office space leased from a non-affiliated landlord. The following table sets forth information concerning the facility:

Location Tenant                              Approx. Size         Lease Expiration              Monthly Rent
---------------                              ------------         ----------------              ------------
823 Congress Avenue, Suite 515               3,293 square         February 28, 2001          $3,842 to April 30,
Austin, Texas   78701                        feet                                            2000 then $4,391

           The lease provides for rent escalations tied to increases in operating expenses or fluctuations in the consumer price index.

Item 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

           The following table sets forth, as of June 30, 1999, the beneficial ownership of the Company's 21,333,333 outstanding shares of Common Stock by (1) the only persons who own of record or are known to own, beneficially, more than 5% of the Company's Common Stock; (2) each director and executive officer of the Company; and (3) all directors and officers as a group.

        Name and Address                                                                No. of       Percent of
      of Beneficial Owners                   Relationship with Company                 Shares(1)     Class (%)(1)
      --------------------                   -------------------------                 ---------     ------------
Glenn A. LaPointe                            Chairman, President, Chief                6,783,872         32%
9002 Jolly Hollow Drive                      Executive Officer and
Austin, Texas   78750                        Director

Bradley J. Farley                            Director                                  3,391,936         16%
1202 Hallmark
San Antonio, Texas   78216

Glenn G. Farley                              Director                                  3,391,936         16%
709 East Calton Road, Suite 101
Laredo, Texas   78041

L.H. Hardy, Jr.                              Director                                  2,261,291         11%
325 South Commons Ford
Austin, Texas   78733

Terry G. Hartnett                            Chief Financial Officer and               2,261,291         11%
6000 Shepherd Mountain                       Director
  Cove, No. 106
Austin, Texas   78730

Shannon D. Stewart                           Officer and Director                        529,994          2%
1901 Aster Way
Round Rock, Texas   78664

Karen R. Heller                              Officer and Director                        106,007         --
17206 Reed Park Road
Jonestown, Texas   78645

Jennifer Ann V. Bullock                      Officer and Director                        106,007         --
6049 Abilene Trail
Austin, Texas   78749

Officers and directors, as a                                                          18,832,334         88%
group (8 persons)

----------------
(1) Does not include options granted to the above persons in the amount of 5,000 shares each.

Item 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CORPORATE PERSONS.

DIRECTORS AND EXECUTIVE OFFICERS

           The Board of Directors of the Company currently consists of eight members. The current members of the Board of Directors and the executive officers of the Company are:

                                                                                                Director        Term
Name                               Position(s) Held with the Company                Age(1)        Since       Expires
----                               ---------------------------------                -----         -----       -------
Glenn A. LaPointe                  Chairman, President, Chief                        36           1999          2002
                                   Executive Officer and Director

Terry G. Hartnett                  Chief Financial Officer and Director              56           1999          2000

Bradley J. Farley(2)               Director                                          36           1999          2002

Glenn G. Farley(2)                 Director                                          42           1999          2002

L.H. Hardy, Jr.                    Director                                          44           1999          2001

Shannon D. Stewart                 Vice President and Director                       34           1999          2001

Karen R. Heller                    Vice President and Director                       38           1999          2000

Jennifer Ann V. Bullock            Vice President and Director                       28           1999          2000

------------------
(1)        At June 30, 1999.

(2)        Messrs. Bradley J. Farley and Glenn G. Farley are brothers.

           The following is a brief description of the business experience of the directors and executive officers of the Company:

           GLENN A. LAPOINTE has been Chief Executive Officer and President of the Company since its inception. From September 1985 to May 1987, Mr. LaPointe was employed as a trader's assistant in institutional equities with the securities brokerage firm of Smith, Barney, Harris Upham & Company in Tampa, Florida. From June 1987 to June 1988 he was a broker for Kimmins Securities, Inc., a subsidiary of a publicly held NYSE listed company located in Tampa, Florida. His duties included syndicating equity capital for over $15,000,000 of multi-family units in Florida and directing a rights offering of $11,000,000 of convertible subordinated debentures for the parent company. From 1988 to September 1992, Mr. LaPointe was Sole Director of Financial Resource Group, a marketing and consulting company that assisted accountants and

CPAs in expanding their client base. From October, 1992 to April, 1994, Mr. LaPointe served as Executive Vice President of Marketing for Capital South Mortgage Investments, Inc., an Austin, Texas based mortgage lending and investment company. His duties included generating new business and new sources of funding, effectively negotiating loan acquisitions both directly with borrowers as well as with brokers as intermediaries, structuring the creation of mortgages so as to create viable loan programs for the buyers and sellers of real estate, packaging mortgage acquisitions so that they may be successfully presented to investors, evaluating the validity and accuracy of appraisals on the underlying property, ordering and evaluating title policies and meeting conditions of those policies to insure clear first lien positions, evaluating and gathering necessary documentation on potential mortgage acquisitions, securing and servicing end investors and disposing of non-performing mortgages, both through renegotiations and repossession and liquidation of the underlying real estate. From May 1994 to present, Mr. LaPointe developed a start up company that ultimately became Texas Financial Corporation. As Chief Executive Officer of Texas Financial Corporation, Mr. LaPointe was instrumental in developing a $10,000,000 revolving line of credit to purchase non-conforming mortgages and subsequently package them for resale. In March 1997, Mr. LaPointe sold his interest in Texas Financial to the remaining partners in order to organize the Company.

           TERRY G. HARTNETT has been Chief Financial Officer and Treasurer of the Company since its inception. From 1965 to 1973 Mr. Hartnett served as a Supervising Senior Accountant for the accounting firm of Peat, Marwick, Mitchell & Co., in the Peoria, Illinois office. From 1973 to 1982, Mr. Hartnett served as Vice-President and Secretary of American Savings & Loan Association, in Pekin, Illinois. His duties included overseeing all mortgage origination and collection activity for the S&L. From 1982 to 1984, Mr. Hartnett worked with several investment banking firms helping to develop additional asset backed products as well as expanding their client base. In 1984, Mr. Hartnett co-founded Capitol Securities, an Austin, Texas based investment banking firm which specialized in asset based securitizations and was the first firm in the country to securitize student loans, a now common practice. In 1993, Capitol Securities Group was sold to Morgan, Keegan Securities, Inc., a Memphis, Tennessee based regional investment banking firm. Mr. Hartnett and two other partners from Capitol Securities subsequently formed Tejas Asset Management, Inc., and Tejas Securities Group, Inc. In 1995, the original partners of Tejas accepted a buy-out offer from firm employees. Since 1995, Mr. Hartnett has acted as an investment banking consultant to various companies engaged in asset backed transactions.

           BRADLEY J. FARLEY has been the owner of Farley Financial Services since 1988. Services provided there include counsel on investments, personal and corporate finance, and risk management. He also advises businesses in the correct implementation of 401(k), pension plans, and employee benefits. The Mortgage Division of Farley Financial Services concentrates on funding commercial ventures and residential housing. From 1994 to the present Farley has also been the owner of Seminars for Adult Education, a subsidiary of Farley Financial Services. The company's primary focus is on financial competencies with specialization in personal learning in corporate and private settings. Additionally, Farley is a franchisee of Successful Money Management Seminars, corporate and public seminars to equip individuals with the knowledge for personal financial planning. From 1989 to 1995 Farley was owner of ADA Staff, a company whose primary service was to provide human resource capacities to small businesses. Farley was responsible for 400 employees, consolidation of payrolls, reduction of worker's compensation expenses, and streamlining the cost of employee benefits.

           GLENN G. FARLEY currently manages his investments and consults with businesses on financial matters. Prior to that, he was Vice President and Local Recording Agent/Commercial Lines/Office Manager at Casso-Farley & Quinn Insurance Agency, Inc. from 1988 to 1994. Prior to that he was Secretary/Treasurer and Local Recording Agent/Commercial Lines/Office Manager of the company. From 1980 to 1987 Farley was Local Recording Agent/Office Manager at Austin Insurance Agency, Inc. in Austin, Texas.

           L.H. "RICK" HARDY, JR. has been a Director of the Company since March 1998. After receiving a BS in Architecture and a Masters in Regional and City Planning in 1978 from the University of Oklahoma, he relocated to Galveston, Texas and accepted a position as City Planner. His next two jobs were with APCOA, a division of ITT, and National Convenience Stores whereby he negotiated real estate acquisitions, new business development, identified joint venture and merger candidates. In 1983, he founded Hardy Realty, Inc., consulting on selective site selection and real estate transactions as well as building and developing numerous small residential and commercial projects. He has obtained a real estate brokerage license in Texas, Oklahoma, and Ohio. Early in 1984, Mr. Hardy began exploring the possibility of purchasing real estate notes as a personal investment and thereby started a continual process of self education on the business. By 1986, with the real estate development and brokerage business coming to a halt, he aggressively turned his attention to purchasing mortgage-backed securities for institutional investors, private parties and for his own account. His relocation to Austin followed his decision to accept an offer to open a new office for one of the largest institutional purchasers of seller-carried back real estate notes in the country, Metropolitan Mortgage & Securities. After establishing that office, he was hired to train and speak at seminars across the country on the subject as well as consult with start up companies and seasoned portfolio managers on the industry. Mr. Hardy has developed written and video training material, as well as helped to standardize the process for evaluating non-institutional grade mortgages, managing non-performing loans, and Real Estate Owned ("REO") assets. He continued to consult with investors and others, as well as purchase and service for his own account real estate secured debt instruments.

           SHANNON D. STEWART has served as Vice President of Marketing Operations at AFC since 1998. His work there involves developing marketing strategies and organizing a marketing team. Prior to his work at AFC, Stewart was area supervisor for American Greetings in Corpus Christi from 1997 to 1998. He was responsible for account operations and gaining additional growth within the accounts and managed 40 merchandisers, including hiring and training new merchandisers. From 1992 to 1997 Stewart was a marketing associate for Sysco Services in San Antonio, Texas where he was responsible for developing the customer base, customer service and new account development and was involved in the laptop computer conversion and training for all marketing associates.

           KAREN HELLER has been a Senior Acquisition Analyst with the Company since July 1997. From June 1988 to December 1989, Mrs. Heller worked at Barclays Bank of North Carolina in Charlotte, North Carolina, as a loan servicing supervisor. While in Charlotte, Mrs. Heller supervised a team of five customer service employees. From December 1989 to August 1992, Mrs. Heller worked at Citizens Federal Bank in Ft. Lauderdale, Florida, as a loan servicing supervisor. Her duties included supervising a team of 15 customer service representatives and servicing residential and installment loans in five states. From August 1992 to April 1994 Mrs. Heller worked at Michael WM Mead, Attorney in Ft. Walton Beach, Florida, as a real estate closer. Her duties included closing residential and commercial real estate closings. From April 1994 to June 1995, Mrs. Heller worked at Destin Bank in Destin, Florida, as a mortgage closing officer. Her duties included originating secondary market residential mortgage loans, coordinated conventional and VA loans from initial application and disclosure through closing, funding, and shipping. From October 1995 to March 1996, Mrs. Heller worked at Ontra, Inc., in Austin, Texas, as a disposition contracts specialist. While at Ontra, Mrs. Heller was responsible for the resolution of title problems, closing of sale on REO properties in numerous states, requiring coordination with buyers, sellers, real estate agents, attorneys, and title companies. From March 1996 to July 1997, Mrs. Heller worked at Towne and Country Title, Inc. in Austin, Texas as an Escrow Officer. Her duties there included coordinating and closing all residential real estate sales for a National Builder account. Mrs. Heller was involved in all aspects of settlement including title review, document execution, recording, balancing, funding, and shipping.

           JENNIFER ANN V. BULLOCK has been a Senior Acquisition Analyst with the Company since June 1997. She worked as a loan processing Officer at Savings of America from 1993 to 1995. Her duties included processing conventional residential mortgage loans and contacting applicants to request information and documentation throughout the loan process. Mrs. Bullock was then promoted to Senior Loan Processing Officer and Office Manager at Savings of America in Austin, Texas from 1995 to 1996. Her duties included assisting in the start-up of a new office, and acting as liaison between Loan Consultants and Underwriters. Mrs. Bullock functioned as the initial point of contact for telephone inquiries between brokers and applicants and coordinated and processed conventional, VA, and FHA mortgage loans. In 1997, Mrs. Bullock worked at First Equity Corp. in Austin, Texas, as a Loan Processor. Her duties included second lien mortgage lending, coordinating closings with first lien mortgage lenders and title companies. Mrs. Bullock processed and closed Home Improvement Loans and shipped closed loans to investors.

           Directors of the Company serve three-year staggered terms so that approximately one-third of the directors are elected at each annual meeting of shareholders. The initial terms of five of the eight directors on the classified Board of Directors may be viewed as inhibiting a change in control of the Company and having possible anti-takeover effects. See "Restrictions on Acquisitions of Stock and Related Takeover Defensive Provisions." The Company does not currently compensate its directors for their service in such capacity. The Board of Directors acting as a nominating committee nominates directors to be elected to the Board.

           The executive officers of the Company are elected annually and hold office until their respective successors have been elected and qualified or until death, resignation or removal by the Board of Directors. The executive officers of the Company are as set forth in the above table. Executive officers of the Company receive no remuneration in their capacity as the Company's executive officers. For information regarding compensation of directors and executive officers of the Subsidiary, see "Executive Compensation."

BOARD COMMITTEES

           The Board of Directors has established an Executive and Policy Committee, Audit Committee, a Compensation Committee and a Stock Plan Committee. The Executive and Policy Committee has Glenn A. LaPointe, Terry G. Hartnett, L.H. Hardy, Jr. and Bradley J. Farley as its members. During intervals between meetings of the Board, that Committee exercises all of the power of the Board in the management of the Company. The Audit Committee, consisting of L. H. Hardy, Jr. and Glenn G. Farley, reviews the adequacy of internal controls and results and scope of the audit and other services provided by the Company's independent auditors. The Compensation Committee and the Stock Plan Committee each consist of Bradley J. Farley and L.H. Hardy, Jr. The Compensation Committee establishes and recommends salaries, incentives and other forms of compensation for officers and other key employees. The Stock Plan Committee administers the 1999 Stock Option and Incentive Plan, including the selection of participants and the granting of awards.

Item 6. EXECUTIVE COMPENSATION.

EXECUTIVE COMPENSATION

           During the year ended March 31, 1999, the Company did not pay separate compensation to its executive officers. Separate compensation will not be paid to the officers of the Company until such time as the officers of the Company devote significant time to separate management of Company affairs, which is not expected to occur until the Company becomes actively involved in additional significant business beyond that of its Subsidiary.

           The following table sets forth information concerning the compensation paid or granted to the Subsidiary's Chief Executive Officer in fiscal years ended March 31, 1999 and 1998. No other executive officer of the Subsidiary had an aggregate salary and bonus which exceeded $100,000 in fiscal 1999.

---------------------------------------------------------------------------------------------------------------------
                                              Summary Compensation Table
---------------------------------------------------------------------------------------------------------------------
                                                                                           Long Term
                                                                                         Compensation     All Other
                                                       Annual Compensation                  Awards         Compen-
-------------------------------------------------------------------------------------------------------- sation(1)($)
           Name and              Fiscal                                Other Annual        Options/
      Principal Position         Year(3)   Salary ($)   Bonus ($)    Compensation ($)     SAR's(2)(#)
---------------------------------------------------------------------------------------------------------------------
Glenn A. LaPointe,                1999      $92,000        $--             $--                --           $9,073
  President and Chief             1998       31,000         --              --                --            1,512
  Executive Officer
---------------------------------------------------------------------------------------------------------------------
Terry G. Hartnett,                1999      108,000         --              --                --            8,362
  Executive Vice  President       1998       57,500         --              --                --            1,394
  and Chief Financial Officer
---------------------------------------------------------------------------------------------------------------------

(1) Taxable fringe benefits including value of personal use of the Company provided automobile.
(2)        The term "SAR" refers to stock appreciation rights.
(3)        For the fiscal years ended March 31, 1999 and 1998.

         The following table provides information regarding stock options granted to the Subsidiary's officer on July 23, 1999. No stock options or stock appreciation rights ("SAR's") were granted during fiscal 1999.

--------------------------------------------------------------------------------------------------------------------
                                                  OPTION\SAR GRANTS
--------------------------------------------------------------------------------------------------------------------
                                                  Individual Grants
--------------------------------------------------------------------------------------------------------------------
                                   Number of                % of Total
                                   Securities              Options/SAR's          Exercise
                                   Underlying               Granted to             or Base
                                 Options/SAR's             Employees in             Price              Expiration
           Name                   Granted (#)               Fiscal Year            ($/Sh)                 Date
--------------------------------------------------------------------------------------------------------------------
Glenn A. LaPointe                    5,000                     8.0%                 $1.10            June 30, 2004
--------------------------------------------------------------------------------------------------------------------
Terry G. Hartnett                    5,000                     8.0%                 $1.10            June 30, 2004
--------------------------------------------------------------------------------------------------------------------

EXECUTIVE EMPLOYMENT AGREEMENTS

         The Company has entered into an employment agreement with Glenn A. LaPointe providing for an initial term of three years. The employment agreement will become effective upon July 31, 1999 and provide for an annual base salary of $180,000 and a bonus based on a profit sharing formula. The agreement provides for an annual extension, subject to the performance of an annual evaluation by disinterested members of the Board of Directors. The agreement also provides for termination upon the employee's death or for cause. The employment agreement is also terminable by the employee upon 90 days' notice to the Company.

           In the event Mr. LaPointe is involuntarily terminated without cause, he will receive his salary and insurance benefits for a period of 12 months. In addition, in the event employment involuntarily terminates in connection with a "change in control" of the Company or within twelve months thereafter, the employment agreement provides for the payment to LaPointe of an amount equal to 299% of his five-year average annual base compensation. If the employment of LaPointe had been terminated as of July 31, 1999 under circumstances entitling him to a change in control severance payment as described above, he would have been entitled to receive a lump sum cash payment of approximately $538,200. The agreement also provides for the continued payment to LaPointe of health benefits for the remainder of the term of his contract in the event he is terminated in connection with a change in control.

CONSULTING AGREEMENTS WITH DIRECTORS

           Directors Bradley J. Farley and L.H. Hardy, Jr. each have consulting agreements with the Company. Beginning in April 1999, Director Farley has been acting as a financial and business development consultant to the Company. He has a written Consulting Agreement under which Mr. Farley is paid $15,000 a month for his services. The Agreement continues until such time as Mr. Farley sells his shares of common stock in the Company.

           Director L.H. Hardy, Jr. is also serving as a consultant to the Company where he assists the President with certain operational matters and provides strategic and financial consulting. The Company pays Director Hardy a monthly consulting fee of $10,000 per month. In addition to his consulting fee, the Company leases an automobile for Mr. Hardy at a cost of approximately $680 per month. The Company does not have a written consulting agreement with Mr. Hardy and the Company may terminate his services at any time.

           From time to time in the past, the Company has asked Mr. Hardy to assist the President or other officers on special projects. Since 1997, Mr. Hardy has served in this capacity as a consultant on some occasions and as an employee on others. During fiscal year ended March 31, 1999, Mr. Hardy was employed by the Company from April 1998 to January 1999. He was paid a total salary of $100,000 during fiscal year 1999.

STOCK OPTION AND INCENTIVE PLAN

           The stockholders and the Board of Directors of the Company have adopted a Stock Option and Incentive Plan as set forth in Exhibit 6(a) (the "Stock Option Plan"). Under the terms of the proposed Stock Option Plan, stock options covering shares representing an aggregate of up to 2,000,000 shares of Common Stock may be granted to directors, officers and employees of the Company or its subsidiaries under the Stock Option Plan. The shares covered by the Stock Option Plan if granted and exercised would equal approximately 10% of the issued and outstanding shares of the Company.

           Options granted under the Stock Option Plan may be either options that qualify under the Internal Revenue Code as "incentive stock options" (options that afford preferable tax treatment to recipients upon compliance with certain restrictions and that do not normally result in tax deductions to the employer) or options that do not so qualify. The exercise price of stock options granted under the Stock Option Plan is required to be at least equal to the fair market value per share of the stock on the date of grant. All grants are made in consideration of past and future services rendered to the Company, and in an amount deemed necessary to encourage the continued retention of the officers and directors who are considered necessary for the continued success of the Company.

           The proposed Stock Option Plan provides for the grant of stock appreciation rights ("SAR's") at any time, whether or not the participant then holds stock options, granting the right to receive the excess of the market value of the shares represented by the SAR's on the date exercised over the exercise price. SAR's generally will be subject to the same terms and conditions and exercisable to the same extent as stock options.

           Limited SAR's may be granted at the time of, and must be related to, the grant of a stock option or SAR. The exercise of one will reduce to that extent the number of shares represented by the other. Limited SAR's will be exercisable only for the 45 days following the expiration of the tender or exchange offer, during which period the related stock option or SAR will be exercisable. However, no SAR or Limited SAR will be exercisable by a 10% beneficial owner, director or senior officer within six months of the date of its grant. The Company has no present intention to grant any SAR's or Limited SAR's.

           The proposed Stock Option Plan will be administered by a Stock Plan Committee of the Company which will consist of at least two disinterested directors. The Stock Plan Committee will select the recipients and terms of awards made pursuant to the Stock Option Plan.

           The Committee currently intends to grant options in the amount of 5,000 shares to each employee of the Subsidiary (13 persons). In addition, under the terms of the Stock Option Plan, each non-employee director of the Company at the time of stockholder ratification of the Stock Option Plan will be granted an option to purchase 5,000 shares of Common Stock (3 persons). The remaining balance of the available awards is unallocated and reserved for future use. All options will expire 10 years after the date such option was granted, provided that options to persons who hold more than 10% of the outstanding stock will expire in five years. All proposed option grants to officers are subject to modification by the Stock Plan Committee based upon its performance evaluation of the option recipients at the time of stockholder ratification of the Stock Option Plan.

           The Stock Option Plan will be funded either with shares purchased in the open market or with authorized but unissued shares of Common Stock. The use of authorized but unissued shares to fund the Stock Option Plan could dilute the holdings of stockholders who own Common Stock in the Company.

           Under SEC regulations, so long as certain criteria are met, an optionee may be able to exercise the option at the Purchase Price and immediately sell the underlying shares at the then-current market price without incurring short-swing profit liability. This ability to exercise and immediately resell, which under the SEC regulations applies to stock option plans in general, allows the optionee to realize the benefit of an increase in the market price for the stock without the market risk which would be associated with a required holding period for the stock after payment of the exercise price. Under SEC regulations, the short-swing liability period now runs for six months before and after the option grant.

Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

           In 1998, Glenn LaPointe, Terry Hartnett, L.H. Hardy, Jr. and an officer of the Company organized a business named CalTex Funding Corporation ("CalTex") for the purpose of developing real estate and selling residential lots. CalTex also served as a vehicle to acquire certain types of mobile home financing instruments. On May 5, 1998 the Company began making advances to CalTex in order to fund its operations. At March 31, 1999, the Company had advances of $28,830. As residential lots were sold, the Company would make loans to borrowers who were purchasing the lots. In an effort to close out sales of certain lots, employees of the Company and their family members purchased some residential lots and borrowed money from the Company to finance those purchases. As a result, the Company holds six loans aggregating approximately $500,000 to employees and their family members secured by lots sold by CalTex.

           In October 1998, Director Hardy had a limited partnership interest in CertAustin, Ltd., a Texas limited partnership, which owned loans and other financial assets. In an effort to enhance AFC's financial position, AFC exchanged 500 shares of its Class A Preferred Stock for a 98% limited partnership interest in CertAustin, Ltd. owned by L.H. Hardy, Jr. The Company participated in the partnership until April 1999 when the Company assigned the limited partnership interest back to Mr. Hardy for the cancellation of the 500 shares of preferred stock. At the same time, Mr. Hardy conveyed his 1,000 shares of Common Stock back to AFC.

           In April 1999, AFC issued 500 shares of its Class B Preferred Stock to Bradley J. Farley and Glenn G. Farley in exchange for a $500,000 certificate of deposit and the assignment of a $500,000 note receivable. The $500,000 note receivable is from Banks International Global Services, Inc., an affiliate of Mr. Glenn G. Farley. As a part of the Class B Preferred Stock transaction, AFC entered into a consulting agreement with Bradley J. Farley to pay him a monthly consulting fee of $15,000. See "Executive Compensation-Consulting Agreements with Directors." Under the terms of the Preferred Stock Purchase Agreement, either of the Farleys could at their election cause the Company to purchase the 500 shares or the Company could cause the Farleys to sell such shares. In May 1999, the Farley's converted their 500 shares of Class B Preferred Stock to 324,324 shares of Common Stock of AFC, which was then exchanged for 6,783,872 of the Company Common Stock.

         Since its organization in 1997, the Company from time to time has borrowed monies from and sold loans to L.H. Hardy, Jr. and Bradley J. Farley. In one such transaction, Mr. Hardy provided through affiliated entities short term lines of credit to AFC in amounts up to $267,000 charging back to AFC interest on funds advanced short term. Total interest collected from the Company for fiscal 1998 was approximately $10,000. These loans and purchase arrangements were on terms favorable to the Company and not in excess of then market rates. None of these loans are outstanding and none of the directors or executive officers have any agreement with or obligation to purchase loans from the Company.

           Glenn LaPointe, Terry Hartnett, L.H. Hardy, Jr., Bradley J. Farley and Glenn G. Farley have each guaranteed the indebtedness of the Company on one or more loan agreements, leases or mortgage purchase agreements.

           During the period ended March 31, 1998, the Company purchased a contract to sell property from a relative of Glenn A. LaPointe, the President of the Company, for approximately $89,000. The property was subsequently sold to an unrelated third party resulting in a net gain of $47,258 to the Company.

           L.H. "Rick" Hardy, Jr. has had various business involvements with AFC since its foundation. Initially he provided a personal guarantee and pledged the required collateral to secure a warehouse line of credit. Mr. Hardy's personal guarantee and the initial collateral pledged continue as of this filing. Under a business arrangement with AFC, Mr. Hardy participated in the profits of the Company with total amount received for fiscal year 1997 being $76,928.09 and for 1998 being $21,854.05. The profit sharing arrangement was discontinued after February 1998 and Mr. Hardy became the holder of 1,000 shares of Common Stock and was paid a salary.

Item 8. DESCRIPTION OF SECURITIES.

COMMON STOCK

           The Company is authorized to issue 80,000,000 shares of Common Stock, $.001 par value. The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

          The Company is authorized to issue 20,000,000 shares of Preferred Stock with rights, preferences and limitations to be determined by the Board of Directors. As of June 30, 1999, no shares of Preferred Stock have been issued.

RESTRICTIONS ON ACQUISITIONS OF STOCK AND RELATED TAKEOVER DEFENSIVE PROVISIONS

           The following discussion is a summary of material provisions of the Company's Articles and Bylaws and certain other state law provisions, which may be deemed to have an "anti-takeover" effect and could potentially discourage or even prevent a bid for the Company which might otherwise result in stockholders receiving a premium for their stock. Further, ownership restrictions imposed by state and federal law could potentially serve as a basis to invalidate or otherwise restrict the use or exercise by management or others of revocable proxies. The following description of certain of these provisions is necessarily general and, with respect to provisions contained in the Company's Articles and Bylaws, reference should be made in each case to the document in question.

           Provisions of the Company's Articles and Bylaws Affecting a Change in Control. Certain provisions of the Articles and Bylaws may provide the Board with more negotiating leverage by delaying or making more difficult unsolicited acquisitions or changes of control of the Company. It is believed that such provisions will enable the Company to develop its business in a manner that will foster its long-term growth without disruption caused by the threat of a takeover not deemed by the Board to be in the best interests of the Company and its stockholders. Such provisions could have the effect of discouraging third parties from making proposals involving an unsolicited acquisition or change of control of the Company, although such proposals, if made, might be considered desirable by a majority of the Company's stockholders. Such provisions may also have the effect of making it more difficult for third parties to cause the replacement of the management of the Company without the concurrence of the Board. These provisions include (i) the availability of capital stock for issuance from time to time at the discretion of the Board, (ii) the classification of the Board into three classes, each of which serves for a term of three years, (iii) requirements for advance notice for raising business or making nominations at stockholders' meetings and (iv) the requirement of a super-majority vote to remove directors with or without cause.

           Classified Board; Removal of Directors. The Articles provide that the Board's membership is divided into three classes as nearly equal in number as possible, each of which serves until the third succeeding annual meeting with one class being elected at each annual meeting of stockholders. As a result, at least two annual meetings of stockholders may be required for the Company's stockholders to change a majority of the members of the Board. In addition, directors may be removed, with or without cause, only by the affirmative vote of the holders of at least 70% of the voting power of all shares of voting stock of the Company, voting together as a single class. The Articles contain a provision requiring the affirmative vote of the holders of at least 70% of the voting power of all shares of voting stock of the Company, voting together as a single class, to alter, amend, repeal or adopt provisions inconsistent with the classified board provision of the Articles, and the provision requiring a 70% vote to remove directors. The Bylaws prohibit increases in the size of the Board that have the effect of delaying the ability of stockholders to change a majority of the directors for more than two annual meetings.

           The classified board provision and the requirement of a 70% supermajority vote to remove directors may make it more difficult to change the composition of the Board.

           The Company believes that a classified board of directors will assure continuity and stability of the Company's management and policies, without diminishing accountability to stockholders. The Company's classified Board will ensure that a majority of directors at any given time will have experience in the business, competitive affairs and regulatory environment of the Company's business. The Company believes that an experienced board is best situated to enhance the value of the Company's business. A classified board and the continuity it fosters will be important in developing, refining and executing the Company's long-term strategic plan. The Company's classified Board will be better positioned to make fundamental decisions that are in the best interests of the Company. A classified board will also prevent an abrupt change in the composition of the Board and will therefore eliminate delays inherent in the familiarization by the new Board with the Company and its business and will moderate changes in corporate policies, decisions and strategies that may not be in the best interests of the Company and its stockholders and other appropriate constituencies. At the same time, stockholders have the power to propose and elect their own nominees for the class of directors to be elected at each annual meeting, and in that manner change the Board's composition. By reducing the threat of an abrupt change in the composition of the entire board, classification of directors will give the Board sufficient time to review any takeover proposal, study appropriate alternatives and achieve the best results for all stockholders and other appropriate constituencies. The Company believes that a classified board will enhance the Company's ability to resist an abusive takeover attempt or to negotiate a fair price and appropriate protections for other constituencies. The Company does not expect the classified Board necessarily to discourage takeover offers or ultimately prevent a hostile acquisition at a fair price and with appropriate protections for other corporate constituents. The Company believes that a classified board of directors is fully accountable to stockholders. To ensure this accountability, the Bylaws prohibit increases in the size of the Board that have the effect of delaying the ability of stockholders to change a majority of the directors for more than two annual meetings. The classified board provision also will not prevent persons from making unsolicited proposals to acquire the Company. The Company believes that a classified board of directors thus remains accountable to stockholders. Moreover, directors are bound by fiduciary duty to serve stockholders' interests throughout their term of office.

           Advance Notice for Raising Business or Making Nominations at Meetings. The Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders and for nominations by stockholders of candidates for election as directors at an annual or special meeting at which directors are to be elected. Only such business may be conducted at an annual meeting of stockholders as has been brought before the meeting by, or at the direction of, the Board, or by a stockholder who has given to the Secretary of the Company timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. The chairman of such meeting has the authority to make the determination of whether business has been properly brought before such meeting. Only persons who are nominated by, or at the direction of, the Board, or who are nominated by a stockholder who has given timely written notice, in proper form, to the Secretary prior to a meeting at which directors are to be elected will be eligible for election as directors of the Company.

           To be timely, notice of business to be brought before an annual meeting or nominations of candidates for election as directors at an annual meeting must be personally delivered or sent by United States mail, postage prepaid, to the Secretary of the Company not less than 90 nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting; provided, however, that in the event the date of the annual meeting is more than 30 days earlier or more than 60 days later than such anniversary date, notice by the stockholder must be so delivered or received not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the scheduled date of such meeting is first made. Similarly, notice of nominations to be brought before a special meeting must be received by the Secretary not earlier than the 90th day prior to such special meeting and not later than the close of business on the 60th day prior to such special meeting or the tenth day following the date on which notice of such meeting is first given to stockholders.

           The notice of business to be brought before an annual meeting by a stockholder must set forth, as to each matter the stockholder proposes to bring before the annual meeting, a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting and, in the event that such business includes a proposal to amend either the Articles or the Bylaws, the text of the proposed amendment; the name and address, as they appear on the Company's books, of the stockholder proposing such business; a representation that the stockholder is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business; any material interest of the stockholder in such business; and if the stockholder intends to solicit proxies in support of such stockholder's proposal, a representation to that effect.

           The notice of any nomination for election as a director must set forth the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; a representation that the stockholder is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; such other information regarding each nominee proposed by such stockholder as would have been required to be included in the proxy statement filed pursuant to the proxy rules of the Commission had each nominee been nominated, or intended to be nominated, by the Board; the consent of each nominee to serve as a director if so elected; and, if the stockholder intends to solicit proxies in support of such stockholder's nominee(s) without such stockholder having made the foregoing representation, a representation to that effect.

           The Company expects to hold its first annual meeting of stockholders in August 2000. Each stockholder will have until the close of business on the tenth day following the day on which the first public disclosure of the date of such first annual meeting is made to give notice to the Company, in proper form, of such stockholder's intention to bring any matter before such first annual meeting.

           Nevada General Corporation Law ("NGCL"). The terms of Chapter 78 of the NGCL apply to the Company since it is a Nevada corporation. Under certain circumstances, the following selected provisions of the NGCL may delay or make more difficult acquisitions or changes of control of the Company. The Articles and By-laws do not exclude the Company from such provisions of the NGCL. Such provisions also may have the effect of preventing changes in the management of the Company. It is possible that such provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

           Control Share Acquisitions. Pursuant to Sections 78.378 to 78.3793 of the NGCL, an "acquiring person" who acquires a "controlling interest" in an "issuing corporation" may not exercise voting rights on any "control shares" unless such voting rights are conferred by a majority vote of the disinterested stockholders of the issuing corporation at a special meeting of such stockholders held upon the request and at the expense of the acquiring person. In the event that the control shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any stockholder, other than the acquiring person, who does not vote in favor of authorizing voting rights for the control shares is entitled to demand payment for the fair value of his or her shares, and the corporation must comply with the demand. For purposes of the above provisions, "acquiring person" means (subject to certain exceptions) any person who, individually or in association with others, acquires or offers to acquire, directly or indirectly, a controlling interest in an issuing corporation. "Controlling interest" means the ownership of outstanding voting shares of an issuing corporation sufficient to enable the acquiring person, individually or in association with others, directly or indirectly, to exercise (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority and/or (iii) a majority or more of the voting power of the issuing corporation in the election of directors. Voting rights must be conferred by a majority of the disinterested stockholders as each threshold is reached and/or exceeded. "Control shares" means those outstanding voting shares of an issuing corporation that an acquiring person acquires or offers to acquire in an acquisition or within 90 days immediately preceding the date when the acquiring person became an acquiring person. "Issuing corporation" means a corporation which is organized in Nevada, has 200 or more stockholders (at least 100 of whom are stockholders of record and residents of Nevada) and does business in Nevada directly or through an affiliated corporation. The above provisions do not apply if the articles of incorporation or bylaws of the corporation in effect on the 10th day following the acquisition of a controlling interest by an acquiring person provide that said provisions do not apply. As noted above, the Articles and Bylaws do not exclude the Company from the restrictions imposed by such provisions.

           Certain Business Combinations. Sections 78.411 to 78.444 of the NGCL restrict the ability of a "resident domestic corporation" to engage in any combination with an "interested stockholder" for three years after the interested stockholder's date of acquiring the shares that cause such stockholder to become an interested stockholder, unless the combination or the purchase of shares by the interested stockholder on the interested stockholder's date of acquiring the shares that cause such stockholder to become an interested stockholder is approved by the board of directors of the resident domestic corporation before that date. If the combination was not previously approved, the interested stockholder may effect a combination after the three-year period only if such stockholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria. For purposes of the above provisions, "resident domestic corporation" means a Nevada public corporation that has 200 or more stockholders. "Interested stockholder" means any person, other than the resident domestic corporation or its subsidiaries, who is (i) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (ii) an affiliate or associate of the resident domestic corporation and, at any time within three years immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation. The above provisions do not apply to corporations that so elect in a charter amendment approved by a majority of the disinterested shares. Such a charter amendment, however, would not become effective for 18 months after its passage and would apply only to stock acquisitions occurring after its effective date. As noted above, the Articles and Bylaws do not exclude the Company from the restrictions imposed by such provisions.

           Rights and Options. Section 78.200 of the NGCL provides that a corporation may create and issue, whether in connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options for the purchase of shares of stock of any class of the corporation, to be evidenced by such instrument as is approved by the board of directors. The terms upon which, the time or times, which may be limited or unlimited in duration, at or within which, and the price at which, any such shares may be purchased from the corporation upon the exercise of any such right or option must be fixed and stated in the Articles or in a resolution adopted by the board of directors providing for the creation and issuance of such rights or options, and, in every case, set forth or incorporated by reference in the instrument evidencing the rights or options.

           Directors' Duties. Section 78.138 of the NGCL allows directors and officers, in exercising their respective powers with a view to the interests of the corporation, to consider the interests of the corporation's employees, suppliers, creditors and customers, the economy of the state and the nation, the interests of the community and of society and the long and short-term interests of the corporation and its stockholders, including the possibility that these interests may be best served
                                       36
by the continued independence of the corporation. Directors may resist a change or potential change in control if the directors, by a majority vote of a quorum, determine that the change or potential change is opposed to or not in the best interest of the corporation upon consideration of the interests set forth above or if the board has reasonable grounds to believe that, within a reasonable time, the debt created as a result of the change in control would cause the assets of the corporation or any successor to be less than the liabilities or would render the corporation or any successor insolvent or would lead to bankruptcy proceedings.

                                     PART II

Item 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

           The Company's Common Stock, at the time of this filing, has no established public trading market. The Company intends to apply to have the Common Stock traded on the OTC Bulletin Board. No assurance can be given that such application will be approved and, if approved, that an active trading market for the Common Stock will be established or maintained.

           Except for the stock options for 80,000 shares issued to employees and directors under the 1999 Stock Option and Incentive Plan, there are no outstanding options or warrants to purchase, or securities convertible into, shares of Common Stock. See "Executive Compensation."

           When the Company was spun off from Innovation International, shareholders of Innovation International received the rights to 1,600,000 shares of common stock of the Company. Shareholders of Innovation International may be free to trade their shares under Rule 144 as described herein. The remaining shareholders of the Company who acquired their shares in the Company as a part of an acquisition of the Company's subsidiary, will have their shares eligible for sale on the first anniversary of their issuance, subject to the restrictions and volume limitations of Rule 144.

           In general, under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned his or her restricted shares for at least one year, including persons who may be deemed "affiliates" of the Company, as that term is defined under the Act, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then-outstanding shares of the Company's Common Stock or the average weekly trading volume in the over-the-counter market during the four calendar weeks preceding such sale. A person who is deemed not to have been an affiliate of the Company at any time during the 90 days preceding a sale by such person, and who has beneficially owned his or her restricted shares for at least two years, would be entitled to sell such shares under Rule 144 at any time and without regard to the volume limitations described above.

           The Company intends to file a registration statement under the Act to register the 2,000,000 shares of Common Stock reserved under the Company's stock option programs. See

"Executive Compensation - Stock Option and Incentive Plan." Such registration statement is expected to be filed shortly after the date of this filing and to become effective as promptly as practicable thereafter. Shares issued upon exercise of outstanding stock options after the effective date of such registration statement generally will be available for sale in the open market.

           None of the holders of any shares of Common Stock of the Company are entitled to any registration rights.

           The Company has not paid any dividends on its Common Stock and intends to retain all earnings for use in its operations and to finance the development and the expansion of its business. It does not anticipate paying any dividends on the Common Stock in the foreseeable future. The payment of dividends is within the discretion of the Company's Board of Directors. Any future decision with respect to dividends will depend on future earnings, future capital needs and the Company's operation and financial condition, among other factors.

           As of July 23, 1999 there were approximately 360 holders of record of the Company's common stock and no holders of record of the Company's preferred stock.

Item 2. LEGAL PROCEEDINGS.

           On June 14, 1999, the Company, holder of a defaulted $160,000 real estate lien note and beneficiary of a deed of trust to Lot 9, Ridge Haven Estates, in Rockwall County, Texas, securing payment of the note, posted through its Substitute Trustee a notice of foreclosure on Lot 9. On June 30, 1999, an action was filed in the 382nd Judicial District Court of Rockwall County, Texas, by Vernon Oland Hogue, Jr., and Judy Hogue, as Plaintiffs, against Richard Franks, Laurie I. Davis, LaSalle Anders, SAFECO Land Title of Collin County, SAFECO Land Title of Plano, the Company and IMC Mortgage Company, as Defendants. The complaint alleges, among other things, that the Company has no interest in Lot 9 due to a gap in the chain of title and may not proceed with a scheduled trustee's sale. The Plaintiffs sought, and received on June 30, 1999, a temporary restraining order, which order restrains the trustee sale scheduled for July 6, 1999, until notice and the opportunity for hearing is afforded the Defendants. The Plaintiffs seek a permanent injunction restraining foreclosure, ask the Court to void the Company's liens and deed of trust on Lot 9, request a declaration that the Plaintiffs have a first lien against Lot 9 in the amount of $55,000, and seek an unspecified amount of damages for fraud, costs, attorney's fees and such other relief as the Court may grant.

           From time to time in the ordinary course of its business, the Company is named in lawsuits. The Company believes that it has meritorious defenses to the above lawsuit and that resolution of these matters will not have a material adverse effect on the business or financial condition of the Company.

Item 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

           The Company has not changed its independent auditor within the Company's last two fiscal years or reported disagreements on any matter of accounting principles or procedures or financial statement disclosures within the Company's last two fiscal years.

Item 4. RECENT SALES OF UNREGISTERED SECURITIES.

           On June 7, 1999 Innovation International authorized the Company to distribute 1,600,000 common shares of the Company to the shareholders of Innovation International as a dividend-in-kind and as a result of this distribution ("spin-off"), the Company became separate from and was no longer a subsidiary of Innovation International.

           The Company entered into an agreement with the shareholders of AFC pursuant to which it became a subsidiary of the Company. The Company issued 19,733,333 common shares to the former shareholders of AFC in consideration for their AFC shares. In addition, the former shareholders of AFC (and not the former shareholders of Innovation International) may receive the rights of up to a total of 2,500,000 additional shares over the next five calendar years if certain targeted compound internal growth rates of the Company are achieved. Under the terms of the agreement with Innovation International, if the audited consolidated Pretax Income of AFC shall have reflected a 25% compound internal growth rate for three consecutive years, then AFC (or its successor the Company) shall issue and deliver an additional 2,500,000 shares of common stock to the former AFC shareholders on a pro rata basis.

           AFC has issued shares of its common stock and preferred stock since its inception in 1997. The first such sale occurred when AFC was organized. It issued Terry G. Hartnett and Glenn A. LaPointe 1,000 shares each for cash contributions totaling $25,000. In 1998 AFC issued 500 shares of its Series A Preferred Stock to L.H. Hardy, Jr. for a 98% limited partnership interest in a limited partnership. In that same year, AFC issued 1,000 shares to Mr. Hardy for his help in arranging for a loan for AFC. The 500 shares of Series A Preferred Stock and the 1,000 shares of Common Stock conveyed to Hardy have been repurchased by AFC and such shares have been canceled. In April 1999, AFC issued 500 shares of its Class B Preferred Stock in exchange for a $500,000 certificate of deposit and the assignment of a $500,000 note receivable from Bradley J. Farley and Glenn G. Farley. See "Certain Relationships and Related Transactions." In May 1999 the Farleys converted their 500 shares of Class B Preferred Stock to 324,324 shares of Common Stock of AFC, which was then exchanged for 6,783,872 of the Company Common Stock. In June 1999 AFC issued 78,549 of its shares (approximately 1,643,006 Company shares after the exchange) to a group of six employees for services rendered.

           None of the securities discussed herein were registered under the Securities Act of 1933. Except for shares issued in the spin-off, an exemption was claimed in each case pursuant to Regulation D or Section 4(2) of the Securities Act of 1933. Except for shares issued in the spin-off, all shares which were not issued under Rule 504 exemption were issued with restrictive legend and stop transfer orders. No general advertising or solicitation was utilized in connection with any such sale. Investors were offered access to the Company's books and records and the opportunity to meet with officers of the Company.

Item 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

           The Articles of the Company waive the personal liability of a director or officer for damages for breach of fiduciary duty except for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (ii) the payment of distributions in violation of Section 78.300 of the NGCL, which concerns the unlawful payment of distributions to stockholders.

           While the Articles provide directors and officers with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate such duty. Accordingly, the Articles will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's or officer's breach of his or her duty of care.

           The Bylaws provide for indemnification of the directors and officers of the Company to the fullest extent permitted by applicable state law, as then in effect. The indemnification rights conferred by the Bylaws are not exclusive of any other right to which a person seeking indemnification may otherwise be entitled. The Company will also provide liability insurance for the directors and officers for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers and will enter into an indemnification agreement with each of its directors. Under its form of indemnification agreement, the Company agrees to indemnify its directors against all expenses, liability or losses incurred by the directors in their capacity as such: (i) to the fullest extent permitted by applicable law; (ii) as provided in the Bylaws as in effect on the date of such agreement; and (iii) in the event the Company does not maintain the aforementioned insurance or comparable coverage, to the full extent provided in the applicable policies as in effect on the date of such agreement (the Company's obligations described in (ii) and (iii) being subject to certain exceptions). Contractual rights under such indemnification agreements are believed to provide the directors more protection than the Bylaws, which are subject to change. The SEC has taken the position that the provisions discussed in this section do not eliminate the monetary liability of directors or officers under the Federal securities laws.

                                    PART F/S

The following financial statements of the Company are included herein:

Austin Asset Management Corporation

         Independent Auditors' Report                                     F-1

         Consolidated Balance Sheets                                      F-2

         Consolidated Statements of Income                                F-3

         Consolidated Statements of Stockholders' Equity                  F-4

         Consolidated Statements of Cash Flows                            F-5

         Notes to Consolidated Financial Statements               F-6 to F-12

                                    PART III

Item 1. EXHIBITS.

Exhibit No.       Page Number               Description
-----------       -----------               -----------
    2(a)                                    Certificate of Amended and Restated Articles of Incorporation of
                                            the Company

    2(b)                                    Bylaws of the Company

    3                                       Not applicable

    5                                       Not applicable

    6(a)                                    1999 Stock Option and Incentive Plan of the Company

    6(b)                                    Employment Agreement as of July 19, 1999 between the Company and
                                            Glenn A. LaPointe

    6(c)                                    Consulting Agreement between Subsidiary and Bradley J. Farley dated April 14, 1999

    6(d)                                    Whole Loan Purchase Agreement between Subsidiary and EquiCredit
                                            Corporation of America dated March 17, 1998

    6(e)                                    Master Agreement for Sale and Purchase of Mortgages between
                                            Contimortgage Corporation and Subsidiary

    6(f)                                    Bulk Continuing Loan Purchase Agreement between Household
                                            Financial Services, Inc. and Subsidiary dated June 28, 1999

    6(g)                                    Mortgage Loan Purchase and Sale Agreement between Life Bank and
                                            Subsidiary dated February 22, 1999

    6(h)                                    Seller Agreement between Impac Funding Corporation and Subsidiary dated April 7, 1999

    6(i)                                    Commercial Loan and Servicing Agreement between First National of
                                            North America, LLC and Subsidiary dated December 22, 1998

    6(j)                                    Mortgages Purchase Agreement between Residential Mortgage Services of Texas, Inc. and Subsidiary dated October 14, 1998

    6(k)                                    Loan and Security Agreement between Capital First Mortgage
                                            Corporation and Pioneer Commercial Funding Corp. dated June 2,
                                            1997

    6(l)                                    Lease Agreement between 823 Congress Ltd. and Capital First
                                            Mortgage Corporation dated April, 1997

    6(m)                                    First Amendment to Lease Agreement dated September 1, 1998

    7                                       Not applicable

    8(a)                                    Reorganization Plan and Agreement dated May 26, 1999 by and among
                                            Innovation International, Inc., the Company and Austin Funding
                                            Corporation

    8(b)                                    Amendment to Reorganization Plan and Agreement dated June 12, 1999

    10                                      Consent of Sprouse & Winn

    FDS                                     Financial Data Schedule

                                   SIGNATURES

          In accordance with Section 12 of the Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized this 23rd day of July, 1999.


                                AUSTIN FUNDING.COM CORPORATION



                                By: /s/ GLENN A. LAPOINTE
                                    ---------------------------------
                                     Glenn A. LaPointe
                                     President



                                By: /s/ TERRY G. HARTNETT
                                    ---------------------------------
                                     Terry G. Hartnett
                                     Chief Financial Officer

                         AUSTIN FUNDING.COM CORPORATION
                             (FORMERLY AUSTIN ASSET
                             MANAGEMENT CORPORATION)
                         AND ITS WHOLLY-OWNED SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                    AS OF JUNE 30, 1999 AND 1998 (UNAUDITED),
                             MARCH 31, 1999 AND 1998

                         AUSTIN FUNDING.COM CORPORATION
                 (FORMERLY AUSTIN ASSET MANAGEMENT CORPORATION)
                         AND ITS WHOLLY-OWNED SUBSIDIARY

                                  AUSTIN, TEXAS





                                TABLE OF CONTENTS

                                                                                         PAGE
                                                                                         ----
INDEPENDENT AUDITORS' REPORT                                                              F-1

FINANCIAL STATEMENTS

  Consolidated Balance Sheets                                                             F-2

  Consolidated Statements of Income                                                       F-3

  Consolidated Statements of Stockholders' Equity                                         F-4

  Consolidated Statements of Cash Flows                                                   F-5

  Notes to Consolidated Financial Statements                                      F-6 to F-12

Austin Funding.com Corporation
(formerly Austin Asset Management Corporation)
And Its Wholly-Owned Subsidiary
Austin, Texas



                          INDEPENDENT AUDITORS' REPORT


We have audited the accompanying consolidated balance sheets of Austin Funding.com Corporation (formerly Austin Asset Management Corporation) (AFCC) and its wholly-owned subsidiary as of March 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for the year ended March 31, 1999 and the period from inception, April 4, 1997, to March 31, 1998. The consolidated financial statements are the responsibility of AFCC's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Austin Funding.com Corporation (formerly Austin Asset Management Corporation) and its wholly-owned subsidiary as of March 31, 1999 and 1998, and the results of its operations and its cash flows for the year ended March 31, 1999 and the initial period ended March 31, 1998 in conformity with generally accepted accounting principles.


SPROUSE & WINN, L.L.P.


June 22, 1999

                        CONSOLIDATED FINANCIAL STATEMENTS

                         AUSTIN FUNDING.COM CORPORATION
                 (FORMERLY AUSTIN ASSET MANAGEMENT CORPORATION)
                         AND ITS WHOLLY-OWNED SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS

        AS OF JUNE 30, 1999 AND 1998 (UNAUDITED), MARCH 31, 1999 AND 1998


                                                                         UNAUDITED
                                                                          JUNE 30,                     MARCH 31,
                                                                  ------------------------      ------------------------
                                                                     1999         1998             1999          1998
                                                                  ----------    ----------      ----------    ----------
                           ASSETS
CURRENT ASSETS
  Cash                                                            $   58,909    $   36,996      $    4,245    $  115,482
  Accounts receivable                                                    -0-           -0-             -0-     1,611,768
  Inventory (Note 2)                                               3,860,365     1,953,471       1,852,937     1,288,416
                                                                  ----------    ----------      ----------    ----------
      Total Current Assets                                         3,919,274     1,990,467       1,857,182     3,015,666
                                                                  ----------    ----------      ----------    ----------
OTHER RECEIVABLES
  Stockholder receivable (Note 5)                                     36,560        39,360          48,760        36,560
  Other receivables (Note 5)                                           (776)       143,073          28,830           -0-
  Notes receivable                                                   500,000        11,952          11,866        11,952
                                                                  ----------    ----------      ----------    ----------
      Total Other Receivables                                        535,784       194,385          89,456        48,512
                                                                  ----------    ----------      ----------    ----------
PROPERTY AND EQUIPMENT
  Furniture and equipment                                             45,802        19,014          45,802        17,080
  Accumulated depreciation                                          (11,535)       (1,700)        (11,535)       (1,700)
                                                                  ----------    ----------      ----------    ----------
     Net Property and Equipment                                       34,267        17,314          34,267        15,380
                                                                  ----------    ----------      ----------    ----------
Deposits                                                             205,356         3,217           5,669         2,107
                                                                  ----------    ----------      ----------    ----------
INVESTMENT IN LIMITED PARTNERSHIP (Note 6)                           509,452           -0-         484,968           -0-
                                                                  ----------    ----------      ----------    ----------
TOTAL ASSETS                                                      $5,204,133    $2,205,383      $2,471,542    $3,081,665
                                                                  ==========    ==========      ==========    ==========
            LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable and accrued liabilities                         $ 141,522       $   -0-       $ 115,962      $ 58,468
  Deferred income                                                     60,918        30,678          73,476        25,677
  Income taxes payable                                                   -0-           -0-             -0-        40,966
  Other liabilities                                                      -0-           -0-              20           133
  Current maturities of long-term debt (Note 3)                      109,516           -0-           9,226           -0-
  Lines of credit and mortgage purchase agreement (Note 2)         3,355,446     1,953,205       1,823,312     2,790,232
  Deferred income taxes (Note 7)                                         -0-           -0-             -0-           769
                                                                  ----------    ----------      ----------    ----------
    Total Current Liabilities                                      3,667,402     1,983,883       2,021,996     2,916,245

LONG-TERM DEBT, net of current maturities (Note 3)                    14,672           -0-          17,162           -0-
DEFERRED INCOME TAXES LESS CURRENT PORTION
 (Note 7)                                                                -0-           -0-             -0-         3,076
                                                                  ----------    ----------      ----------    ----------
      Total Liabilities                                            3,682,074     1,983,883       2,039,158     2,919,321

STOCKHOLDERS' EQUITY                                               1,522,059       221,500         432,384       162,344
                                                                  ----------    ----------      ----------    ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                        $5,204,133    $2,205,383      $2,471,542    $3,081,665
                                                                  ==========    ==========      ==========    ==========


                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                         AUSTIN FUNDING.COM CORPORATION
                 (FORMERLY AUSTIN ASSET MANAGEMENT CORPORATION)
                         AND ITS WHOLLY-OWNED SUBSIDIARY

                        CONSOLIDATED STATEMENTS OF INCOME

      FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 1999 AND 1998 (UNAUDITED),
                         THE YEAR ENDED MARCH 31, 1999,
           AND THE PERIOD APRIL 4, 1997 (INCEPTION) TO MARCH 31, 1998


                                                               UNAUDITED
                                                                JUNE 30,                       MARCH 31,
                                                        ------------------------       --------------------------
                                                           1999          1998             1999           1998
                                                        ----------    ----------       -----------    -----------
SALES                                                   $3,917,526    $5,940,313       $20,548,383    $10,345,625

COST OF SALES                                            3,749,270     5,578,754        19,432,063      9,753,230
                                                        ----------    ----------       -----------    -----------

GROSS PROFIT                                               168,256       361,559         1,116,320        592,395
                                                        ----------    ----------       -----------    -----------

SELLING AND ADMINISTRATIVE
  Salaries and wages                                       140,666       207,370           866,275        260,883
  Office expense and supplies                                8,502        15,367            64,055         37,855
  Occupancy (Note 4)                                        13,567         6,890            41,921         12,495
  Travel and entertainment                                  30,221        16,323            90,041         11,509
  Telephone                                                 14,894         8,913            71,914         26,263
  Depreciation                                                 -0-           -0-             9,834          1,700
  Automobile expenses (Note 4)                               7,009         5,732            25,065          2,297
  Professional fees                                         47,250        15,822            70,700         29,466
  Insurance                                                  8,269         7,823            34,115         14,586
  Equipment rental and maintenance (Note 4)                  3,814         1,465            13,207          4,993
  Advertising and marketing                                  4,632        13,842            33,310          5,576
  Telemarketing                                              4,135            58             3,635          8,693
  Other expenses                                            63,759        29,645            73,997         48,494
                                                        ----------    ----------       -----------    -----------
     Total Selling and Administrative                      346,718       329,250         1,398,069        464,810
                                                        ----------    ----------       -----------    -----------

OPERATING INCOME (LOSS)                                  (178,462)        32,309         (281,749)        127,585

GAIN ON SALE OF PROPERTY (Note 5)                              -0-           -0-               -0-         47,258

OTHER INCOME (EXPENSES)                                     12,121         2,034            42,009          9,617
                                                        ----------    ----------       -----------    -----------
INCOME, before income taxes                              (166,341)        34,343          (239,740)       184,460

INCOME TAX EXPENSE (BENEFIT)
  (Note 7)                                                     -0-           -0-           (44,812)        47,116
                                                        ----------    ----------       -----------    -----------

NET INCOME (LOSS)                                       $(166,341)     $  34,343       $  (194,928)   $   137,344
                                                        =========     ==========       ===========    ===========



                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                         AUSTIN FUNDING.COM CORPORATION
                 (FORMERLY AUSTIN ASSETS MANAGEMENT CORPORATION)
                         AND ITS WHOLLY-OWNED SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

           FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 1999 (UNAUDITED),
                         THE YEAR ENDED MARCH 31, 1999,
           AND THE PERIOD APRIL 4, 1997 (INCEPTION) TO MARCH 31, 1998




                                     Preferred Stock              Common Stock*
                                  ---------------------       ----------------------
                                     Shares                     Shares                   Additional      Retained
                                  (Issued and                 (Issued and                 Paid-In        Earnings
                                  Outstanding)   Amount       Outstanding)   Amount       Capital        (Deficit)       Total
                                  ------------   ------       ------------   -------     ----------      ---------     ----------
 Balance at March 31,
  1997                                           $  -0-                      $   -0-     $      -0-      $     -0-     $      -0-
  Issued 2,000 common
   shares                                           -0-              2,000        20         24,980            -0-         25,000
  Net income                                        -0-                          -0-            -0-        137,344        137,344
                                                 ------       ------------   -------     ----------      ---------     ----------
 Balance at March 31,
  1998                                              -0-              2,000        20         24,980        137,344        162,344
  Issued 500 preferred
   shares - April 1998                     500        5                          -0-        484,963            -0-        484,968
  Dividend paid                                     -0-                          -0-            -0-        (20,000)       (20,000)
   Net income (loss)                                -0-                          -0-            -0-       (194,928)      (194,928)
                                  ------------   ------       ------------   -------     ----------      ---------     ----------
 Balance at March 31,
  1999                                     500        5              2,000        20        509,943        (77,584)       432,384
   Redeemed 500
    preferred shares -
    April 1999                            (500)      (5)                         -0-       (484,963)           -0-       (484,968)
   Issued 500 preferred
    shares - April 1999                    500        5                          -0-        995,695            -0-        995,700
 Conversion of
  preferred stock to                      (500)      (5)               500         5            -0-            -0-            -0-
  common stock
 Issued 108,108
  common shares -                                                  108,108     1,081        744,203            -0-        745,284
  June 1999
 Net income (loss)                                  -0-                          -0-            -0-       (166,341)      (166,341)
 Distribution of shares                             -0-         21,333,333    21,333        (21,333)           -0-            -0-
 Elimination of
  intercompany
   accounts                                -0-      -0-           (110,608)   (1,106)         1,106            -0-            -0-
                                  ------------   ------       ------------   -------     ----------      ---------     ----------
 Balance at June 30, 1999                  -0-   $  -0-         21,333,333   $21,333     $1,744,651      $(243,925)    $1,522,059
                                  ============   ======       ============   =======     ==========      =========     ==========


*100,000,000 shares authorized, $0.001 par value as of June 30, 1999

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                         AUSTIN FUNDING.COM CORPORATION
                 (FORMERLY AUSTIN ASSET MANAGEMENT CORPORATION)
                         AND ITS WHOLLY-OWNED SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

      FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 1999 AND 1998 (UNAUDITED),
                         THE YEAR ENDED MARCH 31, 1999,
           AND THE PERIOD APRIL 4, 1997 (INCEPTION) TO MARCH 31, 1998


                                                                           UNAUDITED
                                                                            JUNE 30,                       MARCH 31,
                                                                    ------------------------       --------------------------
                                                                        1999          1998            1999           1998
                                                                    -----------    ----------      -----------    -----------
    CASH FLOWS FROM OPERATING ACTIVITIES
      Net income (loss)                                             $  (166,341)   $   34,343      $  (194,928)   $   137,344
      Adjustments to reconcile net income to net cash
        provided (used) by operating activities:
          Depreciation                                                      -0-           -0-            9,834          1,700
          (Increase) decrease in receivables                                -0-     1,611,768        1,611,768     (1,611,768)
          (Increase) decrease in inventories                         (1,771,596)     (665,055)        (564,435)    (1,288,416)
          (Increase) decrease in other receivables                       53,672      (145,873)         (41,010)       (48,512)
          (Increase) decrease in deposits                                (3,249)       (1,110)          (2,452)        (2,107)
          Increase (decrease) in accounts payable and accrued            25,560       (58,468)          57,383         58,468
            liabilities
          Increase (decrease) in deferred tax liabilities                   -0-        (3,845)          (2,735)         3,845
          Increase (decrease) in federal income taxes payable               -0-         3,847          (43,187)        40,966
          Increase in deferred income and other liabilities              12,578         4,868           47,799         25,810
                                                                    -----------    ----------      -----------    -----------
    NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES                 (1,849,376)      780,475          878,037     (2,682,670)
                                                                    -----------    ----------      -----------    -----------
    CASH FLOWS FROM INVESTING ACTIVITIES
      Purchase of equipment                                                 -0-        (1,934)         (28,722)       (17,080)
                                                                    -----------    ----------      -----------    -----------
    NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                        -0-        (1,934)         (28,722)       (17,080)
                                                                    -----------    ----------      -----------    -----------

    CASH FLOWS FROM FINANCING ACTIVITIES
      Proceeds from issuance of long-term debt                          100,000           -0-           30,218            -0-
      Net borrowings on line of credit                                1,806,240      (837,027)        (966,920)     2,790,232
      Principal payments on long-term debt                               (2,200)          -0-           (3,830)           -0-
      Proceeds from issuance of common stock                                -0-           -0-              -0-         25,000
      Dividends paid                                                        -0-       (20,000)         (20,000)           -0-
                                                                    -----------    ----------      -----------    -----------
    NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                  1,904,040      (857,027)        (960,532)     2,815,232
                                                                    -----------    ----------      -----------    -----------
    NET INCREASE (DECREASE) IN CASH                                      54,664       (78,486)        (111,217)       115,482
    CASH, Beginning of Year or Period                                     4,245       115,482          115,482            -0-
                                                                    -----------    ----------      -----------    -----------
    CASH, End of Year or Period                                     $    58,909    $   36,996      $     4,265    $   115,482
                                                                    ===========    ==========      ===========    ===========
    TAXES PAID                                                      $       -0-    $    1,110      $     1,110    $     2,304
                                                                    ===========    ==========      ===========    ===========
    INTEREST PAID                                                   $    55,080    $   72,656      $   414,573    $   153,141
                                                                    ===========    ==========      ===========    ===========

    NON-CASH FINANCING ACTIVITY:
     500 shares of preferred stock were issued in exchange for a limited partnership interest in April 1998.

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                         AUSTIN FUNDING.COM CORPORATION
                 (FORMERLY AUSTIN ASSET MANAGEMENT CORPORATION)
                         AND ITS WHOLLY-OWNED SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           JUNE 30, 1999 AND 1998 (UNAUDITED), MARCH 31, 1999 AND 1998


NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         NATURE OF BUSINESS

          Austin Funding.com Corporation (formerly Austin Asset Management Corporation) (AFCC) was incorporated in Nevada as a subsidiary of Innovation International, Inc (Innovation).

          On June 7, 1999, Innovation's Board of Directors authorized the pro-rata distribution to its shareholders of 1,600,000 shares of the $.001 par value common stock of AFCC as a dividend-in-kind. Effective with the June 14, 1999, notice to shareholders concerning that ("spin-off") distribution, and the acquisition described below, AFCC became separate from and was no long a subsidiary of Innovation.

          On June 14, 1999, pursuant to an Agreement dated May 26, 1999, AFCC acquired 100% of the capital stock of Austin Funding Corporation (AFC) from eleven individuals representing all of the holders of said stock. Effective with the completion of that acquisition, AFC became a wholly-owned subsidiary of AFCC.

          As of June 30, 1999, the capital stock of AFCC consists of 100,000,000 shares of common stock, par value of one tenth of a cent ($.001) per share, and 20,000,000 shares of preferred stock, par value of one tenth of a cent ($.001). Consideration in the acquisition of AFC included the issuance of 19,733,333 common shares to the former shareholders of AFC. In addition, the former shareholders of AFC may receive up to a total of 2,500,000 additional shares over the next five calendar years if certain targeted compound internal growth rates, as defined, are achieved.

          AFCC, through its subsidiary AFC, is engaged in the business of buying, selling and servicing real estate mortgages to secondary markets.

         ACCOUNTING BASIS

          AFCC prepares its financial statements on the accrual basis of accounting.

         BASIS OF PRESENTATION

          The accompanying balance sheets as of June 30, 1999 and 1998, and March 31, 1999 and 1998, and statements of income and cash flows for the three months ended June 30, 1999 and 1998, and the twelve months ended March 31, 1999, and from April 4, 1997 (inception) to March 31, 1998, include the accounts of AFCC and AFC.

                         AUSTIN FUNDING.COM CORPORATION
                 (FORMERLY AUSTIN ASSET MANAGEMENT CORPORATION)
                         AND ITS WHOLLY-OWNED SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

           JUNE 30, 1999 AND 1998 (UNAUDITED), MARCH 31, 1999 AND 1998


NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

         INVENTORY

          Inventory consists of real estate mortgages held for resale. Mortgages are accounted for under the specific identification method. They are recorded at the lower of cost or market.

         PROPERTY AND EQUIPMENT

          Property and equipment are stated at cost. Assets are depreciated using the straight-line method over their estimated useful lives which range from three to seven years.

          Maintenance and repairs are charged to operations as incurred, and betterments of existing assets are capitalized.

          AFCC accounts for long-lived assets as prescribed by the Financial Accounting Standards Board issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. There has been no impairment recorded in the financial statements.

         FEDERAL INCOME TAX

          AFCC accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

                         AUSTIN FUNDING.COM CORPORATION
                 (FORMERLY AUSTIN ASSET MANAGEMENT CORPORATION)
                         AND ITS WHOLLY-OWNED SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

           JUNE 30, 1999 AND 1998 (UNAUDITED), MARCH 31, 1999 AND 1998


NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         CONCENTRATION OF CREDIT RISK

          Accounts receivable potentially expose AFCC to concentrations of credit risk as defined by Statement of Financial Accounting Standard No. 105, Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk.

          AFCC purchases mortgages in the normal course of business from customers located throughout the United States.

         PREFERRED STOCK - Subsidiary AFC

          The preferred stock of AFC is redeemable at the option of the stockholders or AFC at any time. AFC must redeem the stock five years after the date of issuance, or upon notification from a stockholder that AFC has materially breached the stock purchase agreement.

         ADVERTISING

          Advertising costs are expensed when incurred.

         INTERIM FINANCIAL STATEMENTS

          The results of operations for the three months ended June 30, 1999 and 1998, are not necessarily indicative of the results to be expected for the full fiscal year. All information as of and for the three months ended is unaudited, but, in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the combined financial position, results of operations and cash flows of AFCC.

         RECLASSIFICATION

          Certain amounts in March 31, 1998, have been reclassified to be consistent with the financial statement presentation in March 31, 1999.

                         AUSTIN FUNDING.COM CORPORATION
                  (FORMERLY AUSTIN ASSET MANAGEMENT CORPORATION
                         AND ITS WHOLLY-OWNED SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          JUNE 30, 1999 AND 1998 (UNAUDITED), MARCH 31, 1999 AND 1998


NOTE 2:  LINES OF CREDIT AND MORTGAGE PURCHASE AGREEMENT

                                                                                                 MARCH 31,
                                                                                       ----------------------------
                                                                                          1999             1998
                                                                                       -----------      -----------
                 AFCC had a $3,000,000 line of credit with a financial
                 institution which was terminated in February 1999. The line of credit is due on demand. Proceeds from sales of loans are made directly to the line of credit to the extent of original cost, plus interest at prime rate plus two percent through maturity date, and prime rate plus three percent after maturity date.
                 The debt is secured by the mortgage inventory and all assets of
                 AFCC. The debt is additionally secured by personal guarantees of the stockholders and an affiliate of AFCC, as well as
                 $250,000 in collateral pledged by the affiliate. The available
                 line of  credit at March 31, 1999 is $-0-.                            $ 1,388,550      $ 2,790,232

                 AFCC has a $2,000,000 mortgage purchase agreement with a
                 financial institution. Each loan is individually accepted or rejected by the lender and the agreement has no expiration date. Proceeds from sales of loans are made directly to the mortgage purchase agreement, and interest is calculated at prime rate plus two percent through maturity date, and prime rate plus three percent after maturity date. The debt is
                 secured by the mortgage inventory.                                         24,866              -0-

                 AFCC has a $500,000 line of credit with a financial
                 institution. The line of credit expires on January 1, 2000.
                 Proceeds from sales of loans are made directly to the line of credit, and interest is calculated using a weighted-average of interest rates for loans held through maturity date, and the weighted-average plus 2 percent after maturity. The debt is secured by the mortgage inventory and is personally guaranteed
                 by the stockholders.                                                      162,971              -0-

                 AFCC has a $250,000 line of credit with a financial institution.
                 The line of credit expires on June 9, 1999. Interest is
                 calculated at 9.75%. The debt is personally guaranteed by an
                 employee of AFCC.                                                         246,925              -0-
                                                                                       -----------      -----------
                                                                                       $ 1,823,312      $ 2,790,232
                                                                                       ===========      ===========

                         AUSTIN FUNDING.COM CORPORATION
                  (FORMERLY AUSTIN ASSET MANAGEMENT CORPORATION
                         AND ITS WHOLLY-OWNED SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           JUNE 30, 1999 AND 1998 (UNAUDITED), MARCH 31, 1999 AND 1998


NOTE 3:  LONG-TERM DEBT

         AFCC has a note payable with an individual. The original amount of the note was $36,000 and was dated October 5, 1998. Payments of $1,000 are due in monthly installments which include interest at 12.5% beginning November 1, 1998 and continuing until November 1, 2001, when the balance is due. The note is secured by the assets of AFCC.

                                         MARCH 31, 1999
                                         --------------
                       Current               $ 9,226
                       Long-term              17,162
                                             -------
                              Total          $26,388
                                             =======



         Future commitments on long-term debt are:

                  Year Ended March 31,
                  --------------------
                           2000             $ 9,226
                           2001              10,444
                           2002               6,718
                                            -------
                             Total          $26,388
                                            =======


NOTE 4:  LEASES

         AFCC leases office space, vehicles and certain office equipment under operating leases which terminate at various dates. The lease for office space is personally guaranteed by both stockholders and a former employee of AFCC. In addition, the Vice-President of AFCC has personally guaranteed a lease for a vehicle. Rentals paid under these leases were approximately $80,192 and $19,784 for March 31, 1999 and 1998, respectively. Future commitments on these leases are:

                  Year Ended March 31,
                  --------------------

                         2000               $  67,681
                         2001                  66,541
                         2002                   5,507
                                            ---------
                           Total            $ 139,729
                                            =========

                         AUSTIN FUNDING.COM CORPORATION
                  (FORMERLY AUSTIN ASSET MANAGEMENT CORPORATION
                         AND ITS WHOLLY-OWNED SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           JUNE 30, 1999 AND 1998 (UNAUDITED), MARCH 31, 1999 AND 1998


NOTE 5:  RELATED PARTY TRANSACTIONS

         Included in stockholder receivable at March 31, 1999 and 1998, are advances of $48,760 and $36,560 made to a stockholder.

         Included in other receivables at March 31, 1999, is an amount of $28,830 due from a separate corporation owned by the stockholders of AFCC.

         During the period ended March 31, 1998, AFCC purchased a property from a relative of a stockholder for approximately $89,000. The property was subsequently sold to an unrelated third party resulting in a net gain of $47,258.

         During the period ended March 31, 1998, an employee of AFCC personally funded outstanding loans of approximately $267,400. Upon the sale of loans, these amounts were included in revenue and cost of sales of AFCC. The employee was reimbursed for the amount funded plus interest for the period from which loans were funded through the date of sale. Amounts paid to the employee were not materially different from amounts funded.

NOTE 6:  INVESTMENT IN LIMITED PARTNERSHIP

         AFCC received a 98% limited partnership interest in exchange for 500 shares of preferred stock. The investment is accounted for using the equity method. Partnership income is first allocated based on the aggregate of net loss that has been allocated, and then based on partnership interest percentages; partnership losses are allocated 50 percent to limited partners and 50 percent to general partners.

NOTE 7:  INCOME TAXES

         The income tax provision shown in the statements of operations is comprised of the following:

                                             MARCH 31,
                                        ------------------
                                          1999      1998
                                        --------   -------
                        Current         $    -0-   $43,271
                        Deferred         (44,812)    3,845
                                        --------   -------
                          Total taxes   $(44,812)  $47,116
                                        ========   =======

         Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. These temporary differences are determined in accordance with SFAS No. 109 and are more inclusive in nature than "timing differences" as determined under previously applicable accounting principles.

                         AUSTIN FUNDING.COM CORPORATION
                  (FORMERLY AUSTIN ASSET MANAGEMENT CORPORATION
                         AND ITS WHOLLY-OWNED SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           JUNE 30, 1999 AND 1998 (UNAUDITED), MARCH 31, 1999 AND 1998


NOTE 7:  INCOME TAXES (CONTINUED)

         The net deferred tax liability as of March 31, 1998 relates to the following temporary differences:

          Depreciation                                    $15,380
                                                          -------
             Net temporary differences                    $15,380
                                                          =======
          Calculated tax liability from temporary
           differences at statutory rates                 $ 3,845
                                                          =======

          Current portion                                 $   769
          Long-term portion                                 3,076
                                                          -------
              Total deferred taxes                        $ 3,845
                                                          =======

          United States Federal                           $ 3,845
                                                          -------
              Total deferred taxes                        $ 3,845
                                                          =======

NOTE 8:  SUBSEQUENT EVENTS

         During April 1999, AFC issued 500 shares of its preferred stock in exchange for a $500,000 certificate of deposit and a $500,000 note receivable assigned to AFCC by the shareholder.

         During April 1999, AFC redeemed 500 shares of its preferred stock, releasing the shareholder from a collateral agreement for a line of credit.

         During June 1999, preferred stock shareholders converted all preferred stock to common stock.

                              INDEX TO EXHIBITS


Exhibit No.       Page Number               Description
-----------       -----------               -----------
    2(a)                                    Certificate of Amended and Restated Articles of Incorporation of
                                            the Company

    2(b)                                    Bylaws of the Company

    3                                       Not applicable

    5                                       Not applicable

    6(a)                                    1999 Stock Option and Incentive Plan of the Company

    6(b)                                    Employment Agreement as of July 19, 1999 between the Company and
                                            Glenn A. LaPointe

    6(c)                                    Consulting Agreement between Subsidiary and Bradley J. Farley dated April 14, 1999

    6(d)                                    Whole Loan Purchase Agreement between Subsidiary and EquiCredit
                                            Corporation of America dated March 17, 1998

    6(e)                                    Master Agreement for Sale and Purchase of Mortgages between
                                            Contimortgage Corporation and Subsidiary

    6(f)                                    Bulk Continuing Loan Purchase Agreement between Household
                                            Financial Services, Inc. and Subsidiary dated June 28, 1999

    6(g)                                    Mortgage Loan Purchase and Sale Agreement between Life Bank and
                                            Subsidiary dated February 22, 1999

    6(h)                                    Seller Agreement between Impac Funding Corporation and Subsidiary dated April 7, 1999

    6(i)                                    Commercial Loan and Servicing Agreement between First National of
                                            North America, LLC and Subsidiary dated December 22, 1998

    6(j)                                    Mortgages Purchase Agreement between Residential Mortgage Services of Texas, Inc. and Subsidiary dated October 14, 1998

    6(k)                                    Loan and Security Agreement between Capital First Mortgage
                                            Corporation and Pioneer Commercial Funding Corp. dated June 2,
                                            1997

    6(l)                                    Lease Agreement between 823 Congress Ltd. and Capital First
                                            Mortgage Corporation dated April, 1997

    6(m)                                    First Amendment to Lease Agreement dated September 1, 1998

    7                                       Not applicable

    8(a)                                    Reorganization Plan and Agreement dated May 26, 1999 by and among
                                            Innovation International, Inc., the Company and Austin Funding
                                            Corporation

    8(b)                                    Amendment to Reorganization Plan and Agreement dated June 12, 1999

    10                                      Consent of Sprouse & Winn

    FDS                                     Financial Data Schedule